CONSOLIDATED FINANCIAL STATEMENTS
As at December 31, 2024

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	52

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
To the Shareholders and Board of Directors of IAMGOLD Corporation
The accompanying consolidated financial statements of IAMGOLD Corporation (the "Company”), their presentation and the information contained in Management's Discussion and Analysis including information determined by specialists, are the responsibility of management. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The financial information of the Company presented in Management's Discussion and Analysis is consistent with that in the consolidated financial statements.
The integrity of the consolidated financial reporting process is the responsibility of management. Management maintains systems of internal controls designed to provide reasonable assurance that transactions are authorized, assets are safeguarded, and reliable financial information is produced. Management selects accounting principles and methods that are appropriate to the Company’s circumstances, and makes certain determinations of amounts reported in which estimates or judgments are required.
The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting. The Board of Directors carries out this responsibility principally through its Audit and Finance Committee which consists of independent directors. The Board of Directors has also designated the Chairman of the Audit and Finance Committee as the Board’s financial expert. The Audit and Finance Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting requirements. The Audit and Finance Committee satisfies itself that each party is properly discharging its responsibilities; reviews the quarterly and annual consolidated financial statements and any reports by the external auditors; and recommends the appointment of the external auditors for review by the Board of Directors and approval by the shareholders.
The external auditors audit the annual consolidated financial statements on behalf of the shareholders of the Company. The external auditors have full and free access to management and the Audit and Finance Committee.

Renaud Adams                        Maarten Theunissen
President and Chief Executive Officer ("CEO")        Chief Financial Officer ("CFO")
February 20, 2025                    February 20, 2025

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	53

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
The CEO and CFO conducted an evaluation of the design, implementation and operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by KPMG LLP, Chartered Professional Accountants, as stated in their report located on page 57 of the consolidated financial statements.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of IAMGOLD Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of IAMGOLD Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 20, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Finance Committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverable amount of the Westwood Cash Generating Unit (CGU)
As discussed in Note 3(g)(ii) to the consolidated financial statements, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. As discussed in Note 28 the Company assessed that the increase in the long-term consensus price of gold to be an indicator of impairment reversal for the Westwood CGU. As a result, an assessment of the recoverable amount of the Westwood CGU was performed. It was determined that the recoverable amount exceeded the net carrying amount of the Westwood CGU and the Company recorded a $462.3 million impairment reversal in the consolidated statement of earnings (loss) for the year ended December 31, 2024. The recoverable amount of the Westwood CGU was determined by calculating the fair value less cost of disposal (“FVLCD”). The FVLCD was determined by calculating the net present value of the estimated future cash flows using the Company's internal life of mine plan. The significant estimates and assumptions used in determining the FVLCD were the life of mine production profile (including assumptions around conversion of resources into reserves), future operating and capital expenditures, gold prices, future foreign exchange rates and the discount rate.
We identified the assessment of the recoverable amount of the Westwood CGU as a critical audit matter. Significant auditor judgement was required to assess the significant assumptions of gold prices, future foreign exchange rates, the discount rate, the life of mine production profile, and future capital and operating expenditures.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	55

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s process to determine the recoverable amount of the Westwood CGU. This included controls over the determination of future cash flows in the internal life of mine plan. We assessed the estimates of the life of mine production profile and future capital and operating expenditure assumptions by comparing them to historical results. We assessed the competence, capabilities and objectivity of the Company’s personnel who prepared the life of mine plan.
We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the gold prices, future foreign exchange rates and the discount rate assumptions by comparing to estimates that were independently developed using publicly available third-party sources and data for comparable entities.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 1998.

Toronto, Canada
February 20, 2025

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of IAMGOLD Corporation:
Opinion on Internal Control Over Financial Reporting
We have audited IAMGOLD Corporation’s (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated February 20, 2025 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 20, 2025

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	57

CONSOLIDATED BALANCE SHEETS

(In millions of U.S. dollars)	Notes	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$347.5	$367.1
Receivables and other current assets	10	48.9	85.7
Inventories	11	271.9	266.3
Assets held for sale	7	—	34.6
		668.3	753.7
Non-current assets
Property, plant and equipment	12	4,269.4	3,496.5
Exploration and evaluation assets		79.6	14.4
Restricted cash	9	68.4	90.5
Inventories	11	153.0	106.5
Other assets	13	135.7	76.3
		4,706.1	3,784.2
		$5,374.4	$4,537.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$264.8	$317.6
Income taxes payable		62.7	5.8
Current portion of provisions	14	14.5	5.4
Current portion of lease liabilities	15	28.8	21.1
Current portion of long-term debt	18	1.0	5.0
Current portion of deferred revenue	19	151.1	240.7
Liabilities held for sale	7	—	5.6
Other current liabilities	17	27.7	29.6
		550.6	630.8
Non-current liabilities
Deferred income tax liabilities	16	14.0	0.7
Provisions	14	285.1	360.1
Lease liabilities	15	95.4	100.2
Long-term debt	18	1,027.9	825.8
Côté Gold repurchase option	8	—	345.3
Deferred revenue	19	—	10.9
Other liabilities	17	0.7	—
		1,423.1	1,643.0
		1,973.7	2,273.8
Equity
Attributable to equity holders
Common shares		3,070.6	2,732.1
Contributed surplus		57.6	59.2
Retained earnings (accumulated deficit)		259.4	(538.3)
Accumulated other comprehensive income (loss)		(50.9)	(47.0)
		3,336.7	2,206.0
Non-controlling interests		64.0	58.1
		3,400.7	2,264.1
Contingencies and commitments	14(b), 36
Subsequent events	17(a)
		$5,374.4	$4,537.9
The accompanying notes are an integral part of these consolidated financial statements.
Signed on behalf of the Board of Directors,

David Smith, Chair                    Murray Suey, Director

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	58

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

		Years ended December 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2024	2023
Continuing Operations:
Revenues		$1,633.0	$987.1
Cost of sales	26	(1,083.1)	(863.0)
Gross profit (loss)		549.9	124.1
General and administrative expenses	27	(48.9)	(50.8)
Exploration expenses		(21.7)	(26.3)
Impairment reversal (charge), net	28	455.5	—
Other income (expenses)	29	9.2	(47.3)
Earnings (loss) from operations		944.0	(0.3)
Finance costs	30	(70.8)	(21.0)
Foreign exchange gain (loss)		(1.0)	(12.8)
Gain on sale of Bambouk assets	7	34.1	109.1
Interest income, derivatives and other investment gains (losses)	31	70.9	53.2
Earnings (loss) before income taxes		977.2	128.2
Income tax expense	16	(129.4)	(30.7)
Net earnings (loss) from continuing operations		847.8	97.5
Net earnings (loss) from discontinued operations, net of income taxes	6	—	6.3
Net earnings (loss)		$847.8	$103.8
Net earnings (loss) from continuing operations attributable to:
Equity holders		$819.6	$88.7
Non-controlling interests		28.2	8.8
Net earnings (loss) from continuing operations		$847.8	$97.5
Net earnings (loss) attributable to:
Equity holders		$819.6	$94.3
Non-controlling interests		28.2	9.5
Net earnings (loss)		$847.8	$103.8

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	33	539.8	480.6
Diluted	33	545.9	484.6

Earnings (loss) per share from continuing operations ($ per share)
Basic	33	$1.52	$0.18
Diluted	33	$1.50	$0.18

Earnings (loss) per share from discontinued operations ($ per share)
Basic	33	$—	$0.01
Diluted	33	$—	$0.01

Basic earnings (loss) per share	33	$1.52	$0.19
Diluted earnings (loss) per share	33	$1.50	$0.19
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	59

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2024	2023
Net earnings (loss)		$847.8	$103.8
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		3.1	(0.7)
Net realized change in fair value of marketable securities		1.2	(1.3)
Tax impact	16	(0.2)	—
		4.1	(2.0)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	20(b)(i)	(39.7)	(1.4)
Time value of options contracts excluded from hedge relationship	20(b)(i)	4.8	(6.3)
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	20(b)(ii)	23.8	(12.2)
Unrealized gain reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	20(b)(i)	2.2	(0.2)
Tax impact	16	(0.1)	0.7
		(9.0)	(19.4)
Total other comprehensive income (loss)		(4.9)	(21.4)
Comprehensive income (loss)		$842.9	$82.4

Comprehensive income (loss) attributable to:
Equity holders		$814.7	$72.9
Non-controlling interests		28.2	9.5
Comprehensive income (loss)		$842.9	$82.4

Total comprehensive income (loss) attributable to equity holders arising from:
Continuing operations		$814.7	$67.3
Discontinued operations		—	5.6
Comprehensive income (loss) attributable to equity holders		$814.7	$72.9
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	60

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years ended December 31,
(In millions of U.S. dollars)	Notes	2024	2023
Operating activities
Net earnings (loss) from continuing operations		$847.8	$97.5
Adjustments for:
Depreciation expense	26, 27	275.0	221.7
Impairment (reversal) charge	28	(455.5)	—
Gain on sale of Bambouk assets	7	(34.1)	(109.1)
Deferred revenue recognized	19	(235.7)	—
Income tax expense	16	129.4	30.7
Finance costs	30	70.8	21.0
Other non-cash items	34(a)	(80.6)	(42.5)
Adjustments for cash items:
Proceeds from gold prepayment	19	119.3	—
Proceeds from insurance claim		27.3	0.6
Settlement of derivatives		(2.9)	23.3
Disbursements related to asset retirement obligations	14(a)	(2.9)	(2.0)
Other		(2.1)	—
Movements in non-cash working capital items and non-current ore stockpiles	34(b)	(114.4)	(14.9)
Cash from operating activities, before income taxes paid		541.4	226.3
Income taxes paid		(55.4)	(82.3)
Net cash from (used in) operating activities related to continuing operations		486.0	144.0
Net cash from (used in) operating activities related to discontinued operations		—	15.4
Net cash from (used in) operating activities		486.0	159.4
Investing activities
Capital expenditures for property, plant and equipment		(558.6)	(907.3)
Capitalized borrowing costs	30	(77.8)	(68.3)
Proceeds from sale of Rosebel	6	—	389.2
Proceeds from sale of Bambouk assets	7	35.5	197.6
Other investing activities	34(c)	18.5	(5.3)
Net from (used in) investing activities related to continuing operations		(582.4)	(394.1)
Net cash from (used in) investing activities related to discontinued operations		—	(8.2)
Net cash from (used in) investing activities		(582.4)	(402.3)
Financing activities
Net proceeds from issuance of shares	23	287.5	—
Proceeds from credit facility	34(e)	280.0	—
Repayment of credit facility	34(e)	(60.0)	(455.0)
Proceeds from second lien term loan	34(e)	—	379.0
Net funding from (payment to) Sumitomo Metal Mining Co. Ltd.		(332.5)	327.1
Payment of repurchase option fee	8	(32.7)	—
Other financing activities	34(d)	(59.0)	(47.4)
Net cash from (used in) financing activities related to continuing operations		83.3	203.7
Net cash from (used in) financing activities related to discontinued operations		—	(2.0)
Net cash from (used in) financing activities		83.3	201.7
Effects of exchange rate fluctuation on cash and cash equivalents		(7.0)	1.3
Increase (decrease) in cash and cash equivalents - all operations		(20.1)	(39.9)
Decrease (increase) in cash and cash equivalents - held for sale		0.5	(0.8)
Increase (decrease) in cash and cash equivalents - continuing operations		(19.6)	(40.7)
Cash and cash equivalents, beginning of the year		367.1	407.8
Cash and cash equivalents, end of the year		$347.5	$367.1
The accompanying notes are an integral part of these consolidated financial statements.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	61

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
				Accumulated other comprehensive income (loss)
(In millions of U.S. dollars)	Common shares	Contributed surplus	Retained Earnings (Deficit)	Marketable securities fair value reserve	Cash flow hedge fair value reserve	Total	Non-controlling interests	Total equity
Balance, January 1, 2024	$2,732.1	$59.2	$(538.3)	$(45.2)	$(1.8)	$2,206.0	$58.1	$2,264.1
Net earnings (loss)	—	—	819.6	—	—	819.6	28.2	847.8
Other comprehensive income (loss)	—	—	—	4.1	(9.0)	(4.9)	—	(4.9)
Total comprehensive income (loss)	—	—	819.6	4.1	(9.0)	814.7	28.2	842.9
Issuance of common shares	319.6	—	—	—	—	319.6	—	319.6
Issuance of flow-through common shares (note 23(b))	4.7	—	—	—	—	4.7	—	4.7
Issuance of common shares for share-based compensation	14.2	(8.1)	—	—	—	6.1	—	6.1
Share-based compensation	—	6.2	—	—	—	6.2	—	6.2
Net change in fair value and time value in property, plant and equipment	—	—	—	—	1.0	1.0	—	1.0
Acquisition of non-controlling interests (note 5(b))	—	—	(21.9)	—	—	(21.9)	(3.0)	(24.9)
Dividends to non-controlling interests (note 24)	—	—	—	—	—	—	(18.0)	(18.0)
Other	—	0.3	—	—	—	0.3	(1.3)	(1.0)
Balance, December 31, 2024	$3,070.6	$57.6	$259.4	$(41.1)	$(9.8)	$3,336.7	$64.0	$3,400.7

Balance, January 1, 2023	$2,726.3	$58.2	$(632.4)	$(43.2)	$21.9	$2,130.8	$76.0	$2,206.8
Net earnings (loss)	—	—	94.3	—	—	94.3	9.5	103.8
Other comprehensive income (loss)	—	—	—	(2.0)	(19.4)	(21.4)	—	(21.4)
Total comprehensive income (loss)	—	—	94.3	(2.0)	(19.4)	72.9	9.5	82.4
Issuance of common shares for share-based compensation	5.8	(5.4)	—	—	—	0.4	—	0.4
Share-based compensation	—	6.5	—	—	—	6.5	—	6.5
Net change in fair value and time value in property, plant and equipment	—	—	—	—	(4.3)	(4.3)	—	(4.3)
Dividends to non-controlling interests (note 24)	—	—	—	—	—	—	(13.7)	(13.7)
Elimination of non-controlling interests on disposal of Rosebel and Bambouk assets	—	—	—	—	—	—	(13.7)	(13.7)
Other	—	(0.1)	(0.2)	—	—	(0.3)	—	(0.3)
Balance, December 31, 2023	$2,732.1	$59.2	$(538.3)	$(45.2)	$(1.8)	$2,206.0	$58.1	$2,264.1

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated)
1.    Corporate Information and Nature of Operations
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 150 King Street West, Suite 2200, Toronto, Ontario, Canada, M5H 1J9.
The Company has three operating mines: Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). Côté Gold commenced production on March 31, 2024. The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada.
2.    Basis of Preparation
(a) Statement of compliance
These consolidated financial statements of IAMGOLD and all of its subsidiaries and joint venture as at and for the years ended December 31, 2024 and 2023, have been prepared in accordance with IFRS as issued by the IASB.
These consolidated financial statements were prepared on a going concern basis. The material accounting policies applied in these consolidated financial statements are presented in note 3 and have been consistently applied in each of the years presented.
These consolidated financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on February 20, 2025.
(b)    Basis of measurement
The consolidated financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 21.
(c)    Basis of consolidation
Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	December 31, 2024	December 31, 2023	Type of Arrangement	Accounting Method
Côté Gold division[1,2]	Côté Gold mine (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Westwood division[1]	Westwood complex (Canada)	100%	100%	Division	Consolidation
Vanstar Resources Inc.[3] ("Vanstar")	Nelligan Gold project (Canada)	100%	—%	Subsidiary	Consolidation
1.Part of IAMGOLD Corporation. The Westwood division includes the closed Doyon mine ("Doyon").
2.Prior to the Sumitomo Metal Mining Co. Ltd. ("SMM") financing arrangement entered into during December 2022 (note 8), the Company held a 70% interest in Côté Gold through an unincorporated joint venture with SMM (the "Côté UJV"). The Company's interest was diluted to 60.3% as part of the arrangement, however, the Company will continue to account for 70% of the interest. On September 30, 2024, the Company provided SMM with a formal irrevocable notice to repurchase the 9.7% interest of Côté Gold, and the repurchase was effected on November 30, 2024, returning the Company to a 70% interest in Côté Gold (note 8). A third party holds a 7.5% net profits interest in the mineral tenure comprising the project.
3.On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar (note 5(a)). Vanstar owned a 25% interest in the Nelligan Gold project, with the remaining 75% interest owned by IAMGOLD Corporation.
    (i) Subsidiaries
Subsidiaries are entities over which the Company has the ability to exercise control. Control of an entity is defined to exist when the Company is exposed to variable returns from involvement with the entity and has the ability to affect those returns through power over the entity. Specifically, the Company controls an entity if the Company has all of the following: power over the entity (i.e. existing rights that give the Company the current ability to direct the relevant activities of the entity); exposure, or rights, to variable returns from involvement with the entity; and the ability to use power over the entity to affect its returns. Subsidiaries are consolidated from the acquisition date, which is the date on which the Company obtains control of the acquired entity. Where the Company’s interest in a subsidiary is less than 100%, the Company recognizes a non-controlling interest. All intercompany balances, transactions, income, expenses and profits or losses have been eliminated on consolidation.

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(ii)Unincorporated arrangements
The Company participates in unincorporated arrangements and has rights to its share of the undivided assets, liabilities, revenues and expenses of the properties, subject to the arrangements, rather than a right to a net return. All such amounts are measured in accordance with the terms of the arrangements, which is usually in proportion to the Company’s interest in the assets, liabilities, revenues and expenses of the properties. These amounts are recorded in the Company’s consolidated financial statements on the appropriate lines.
(d)    Functional and presentation currency
    The functional currency of the Company is the U.S. dollar. The presentation currency of the Company's consolidated financial statements is the U.S. dollar.
    Transactions denominated in foreign currencies are translated into the entity's functional currency as follows:
•Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date;
•Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;
•Deferred tax assets and liabilities recognized are translated at the exchange rate in effect at the balance sheet date with translation gains and losses recorded in income tax expense; and
•Revenues and expenses are translated at the average exchange rates throughout the reporting period, except depreciation, which is translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation.
Exchange gains or losses on translation of transactions are included in the consolidated statements of earnings (loss). When a gain or loss on certain non-monetary items, such as financial assets at fair value through OCI ("FVTOCI"), is recognized in OCI, the translation differences are also recognized in OCI.
3.    Summary of Material Accounting Policies
The accounting policies set out below have been applied consistently by the Company, for its subsidiaries, joint venture and associate in all periods presented in these consolidated financial statements.
(a)Financial instruments
The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. Certain financial instruments are recorded at fair value in the consolidated balance sheets. Refer to note 21 on fair value measurements.
(i)Non-derivative financial instruments
Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable for financial instruments not classified as fair value through profit or loss ("FVTPL"). Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.
Financial assets at FVTPL
Cash and cash equivalents, restricted cash, short-term investments, bond fund investments and warrants are classified as financial assets at FVTPL and are measured at fair value. Cash equivalents are short-term investments with initial maturities of three months or less. Short-term investments have initial maturities of more than three months and less than 12 months. The unrealized gains or losses related to changes in fair value are reported in interest income, derivatives and other investment gains (losses) in the consolidated statements of earnings (loss).
Amortized cost
Trade and other receivables and fixed rate investments are classified as and measured at amortized cost using the effective interest rate method, less impairment losses, if any.
Financial assets at FVTOCI
The Company’s investments in equity marketable securities are designated as financial assets at FVTOCI and are recorded at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Subsequent changes in fair value are recognized in OCI.
Non-derivative financial liabilities
Accounts payable, accrued liabilities, senior notes, equipment loans, and borrowings under the credit facility are accounted for at amortized cost, using the effective interest rate method. The amortization of senior notes issue costs and equipment loans transaction costs are calculated using the effective interest rate method, and the amortization of credit facility issue costs is calculated on a straight-line basis over the term of the credit facility.

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(ii)Non-hedge derivatives
The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar, and fluctuations in commodity prices such as for gold, oil and fuel. All derivative financial instruments not designated in a hedge relationship that qualify for hedge accounting are classified as financial instruments at FVTPL. Derivative financial instruments at FVTPL, including embedded derivatives requiring separation from its host contract, are recorded in the consolidated balance sheets at fair value.
Changes in the estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statements of earnings (loss) as non-hedge derivative gain or loss.
Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.
(iii)Hedge derivatives
The Company uses derivative financial instruments to hedge its exposure to exchange rate fluctuations on foreign currency denominated revenues, operating expenses and purchases of non-financial assets and its exposure to price fluctuations of consumable purchases.
The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking hedge transactions. This process includes linking all derivative hedging instruments to forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying transaction being hedged.
When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in fair value is recognized in OCI, net of tax. For hedged items other than the purchase of non-financial assets, the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction, identified at contract inception, affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the amounts accumulated in OCI are removed and added to the carrying amount of the non-financial asset.
Any ineffective portion of a hedge relationship is recognized immediately in the consolidated statements of earnings (loss). The Company has elected to exclude the time value component of options and the forward element of forward contracts from the hedging relationships, with changes in these amounts recorded in OCI and treated as a cost of hedging. For hedged items other than the purchase of non-financial assets, the cost of hedging amounts is reclassified to the consolidated statements of earnings (loss) when the underlying hedged transaction affects profit or loss. When hedging a forecasted transaction that results in the recognition of a non-financial asset, the cost of hedging is added to the carrying amount of the non-financial asset.
When derivative contracts designated as cash flow hedges are terminated, expired, sold or no longer qualify for hedge accounting, hedge accounting is discontinued prospectively. Any amounts recorded in OCI until the time the contracts do not qualify for hedge accounting remain in OCI. Amounts recognized in OCI are recognized in the consolidated statements of earnings (loss) in the period in which the underlying hedged transaction is completed. Gains or losses arising subsequent to the derivative contracts not qualifying for hedge accounting are recognized in the period incurred in the consolidated statements of earnings (loss).
If the forecasted transaction is no longer expected to occur, then the amounts accumulated in OCI are reclassified to the consolidated statements of earnings (loss) immediately.
(b)Inventories
Finished goods and ore stockpiles are measured at the lower of weighted average production cost and net realizable value. Finished goods includes both gold doré and gold in circuit. Mine supplies are measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form plus variable selling expenses.
Production costs include the cost of materials, labour, mine site production overheads and depreciation to the applicable stage of processing. Production overheads are allocated to inventory based on the normal capacity of production facilities.
The cost of ore stockpiles is increased based on the related current cost of production for the period, and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated balance sheets based on the period of planned usage.
The cost of inventory is reduced to net realizable value to reflect changes in grades, quantity or other economic factors and to reflect current intentions for the use of redundant or slow-moving items. Provisions for redundant and slow-moving supplies inventory are made by reference to specific items of inventory. The Company reverses write-downs when there is a subsequent increase in net realizable value and where the inventory is still on hand.
Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of property, plant and equipment.

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(c)Property, plant and equipment
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment charges.
The initial cost of an asset comprises its purchase or construction cost, any costs directly attributable to bringing the asset to a working condition for its intended use, the initial estimate of the asset retirement obligation ("ARO"), and for qualifying assets, borrowing costs.
The purchase price or the construction cost is the aggregate cash paid and the fair value of any other consideration given to acquire the asset.
Gains or losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the consolidated statements of earnings (loss) in other expenses.
The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is de-recognized. Costs of the day-to-day servicing of property, plant and equipment are recognized in the consolidated statements of earnings (loss) as incurred.
Property, plant and equipment presented in the consolidated balance sheets represents the capitalized expenditures related to: construction in progress, mining properties, stripping costs, and plant and equipment, including corporate assets.
(i)Construction in progress
Upon determination of technical feasibility and commercial viability of extracting a mineral resource, the related exploration and evaluation assets (note 3(e)) are transferred to construction in progress costs. These amounts plus all subsequent mine development costs are capitalized. Costs are not depreciated until the project is ready for use as intended by management.
Mine construction costs include expenditures to develop new ore bodies, define further mineralization in existing ore bodies, and construct, install and complete infrastructure facilities.
Borrowing costs are capitalized and allocated specifically to qualifying assets when funds have been borrowed, either to specifically finance a project or for general borrowings during the period of construction.
Qualifying assets are defined as assets that require more than six months to be brought to the location and condition intended by management. Capitalization of borrowing costs ceases when such assets are ready for their intended use.
The date of transition from construction to production accounting is based on both qualitative and quantitative criteria such as substantial physical project completion, sustained level of mining, sustained level of processing activity, and passage of a reasonable period of time. Upon completion of mine construction activities (based on the determination of the commencement of production), costs are reclassified from construction in progress assets into the appropriate categories of property, plant and equipment.
Revenue from sales occurring from all production, including production from the commissioning stage, is recorded in the consolidated statements of earnings (loss).
(ii)Mining properties
Capitalized costs for evaluation on or adjacent to sites where the Company has mineral deposits, are classified as mining properties within property, plant and equipment.
(iii)Stripping costs
Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to gold production inventories or ore stockpiles.
(iv)Plant and equipment
Plant and equipment located at corporate locations includes the following categories of assets: furniture and equipment, computer equipment, software, scientific instruments and equipment, vehicles and leasehold improvements and at the mine site includes land and buildings, plant equipment, capital spares, and other equipment.

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(d)Depreciation
Effective from the point an asset is available for its intended use, property, plant and equipment are depreciated using either the straight-line or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation is determined based on the method which best represents the use of the assets.
The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of property, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. Non-reserve material may be included in depreciation calculations in limited circumstances where there is a high degree of confidence in its economic extraction. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of-production method calculation prospectively. When property, plant and equipment are depreciated on a straight-line basis, the useful life of the mining operation is determined based on the most recent life of mine (“LOM”) plan. LOM plans are typically developed annually and are based on management’s current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site.
Estimated useful lives normally vary from three to fifteen years for items of plant and equipment to a maximum of twenty years for buildings.
Amounts related to expected economic conversions of resources to reserves recorded in an asset acquisition or business combination are not depreciated until resources are converted into reserves. Amounts related to capitalized costs of exploration and evaluation assets and construction in progress are not depreciated as the assets are not available for use.
Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method.
Capitalized borrowing costs are depreciated over the useful life of the related asset.
Residual values, useful lives and depreciation methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, depreciation method or residual values is accounted for prospectively.
(e)Mineral exploration and evaluation expenditures
Exploration activities relate to the collection of exploration data which consists of geological, geophysical, geochemical, sampling, drilling, trenching, analytical test work, assaying, mineralogical, metallurgical, and other similar information that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. Mineral exploration costs are expensed as incurred.
Evaluation costs are capitalized and relate to activities to evaluate the potential technical feasibility and commercial viability of extracting a mineral resource on sites where the Company does not have mineral deposits already being mined or constructed. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of an ore body based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment whether the ore body can be mined economically. Exploration properties acquired through asset acquisitions are also recognized as exploration and evaluation assets.
(f)Assets and liabilities held for sale and discontinued operations
Non-current assets and disposal groups are classified as held for sale if their carrying value will be recovered principally through a sale transaction rather than through continuing use. The criteria for held for sale classification are regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset or disposal group and the sale expected to be completed within one year from the date of the classification.
Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell ("FVLCS"). If the FVLCS is lower than the carrying amount, an impairment loss is recognized in the consolidated statements of earnings (loss). Non-current assets are not depreciated or amortized once classified as held for sale. Equity accounting ceases for the investment in associate and incorporated joint venture once classified as held for sale. Assets and liabilities classified as held for sale are presented separately as current items in the Company's consolidated balance sheets.
A disposal group qualifies as a discontinued operation if it is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company comprises an operation and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Further, a discontinued operation must be a component of the Company that was a cash generating unit ("CGU") while being held for use.
Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of earnings (loss).

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(g)Impairment and reversal of impairment
(i)Financial assets
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the financial asset is no longer credit-impaired and the improvement can be related objectively to an event occurring after the impairment was recognized.
(ii)Non-financial assets
The carrying amounts of the Company’s non-current assets, including property, plant and equipment and exploration and evaluation assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indicator exists, the Company performs an impairment test.
An impairment test requires the Company to determine the recoverable amount of an asset or group of assets. For non-current assets, including property, plant and equipment and exploration and evaluation assets, the recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets are grouped together into a CGU for impairment testing purposes. A CGU for impairment testing is typically considered to be an individual mine site or a development project.
The recoverable amount is determined as the higher of the CGU’s fair value less costs of disposal ("FVLCD") and value in use (“VIU”). If the carrying amount of the asset or CGU exceeds its recoverable amount, an impairment charge is recorded to the other long-lived assets in the CGU on a pro rata basis.
An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses may no longer exist or may be reduced. If it has been determined that the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount to a maximum of the carrying amount that would have been determined had no impairment charge been recognized in prior periods. An impairment charge reversal is recognized in the consolidated statements of earnings (loss). Impairment charges recognized in relation to goodwill are not reversed for subsequent increases in a CGU’s recoverable amount.
In the absence of market related comparative information, the FVLCD is generally determined based on the present value of estimated future cash flows from each long-lived asset or CGU. The significant assumptions used in determining the FVLCD for the CGUs are typically LOM production profiles, long-term commodity prices, reserves and resources, discount rates, foreign exchange rates, values of known reserves and resources not included in the LOM (i.e. un-modeled mineralization), operating and capital expenditures, net asset value (“NAV”) multiples and expected commencement of production for exploration and evaluation and development projects. Management’s assumptions and estimates of future cash flows are subject to risks and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control. Therefore, it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets. If the Company fails to achieve its valuation assumptions or if any of its long-lived assets or CGUs experience a decline in their fair value, this may result in an impairment charge in future periods, which would reduce the Company's earnings.
(h)Asset retirement obligations
The Company records legal and constructive obligations required to restore locations in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related property, plant and equipment, and if the effect of discounting is material, measures it at its present value. For locations where mining activities have ceased, changes to obligations are charged directly to the consolidated statements of earnings (loss). The obligation is generally considered to have been incurred when mine assets are constructed or the ground environment is disturbed at the production location. The discounted liability is adjusted at the end of each period to reflect the passage of time, based on a risk-free discount rate that reflects current market assessments, and changes in the estimated future cash flows underlying the obligation.
The Company also estimates the timing of the outlays, which are subject to change depending on continued operation or newly discovered reserves.
The periodic unwinding of the discount is recognized in earnings as accretion expense included in finance costs in the consolidated statements of earnings (loss). Additional disturbances or changes in restoration costs or in discount rates are recognized as changes to the corresponding assets and ARO when they occur. Environmental costs at operating mines, as well as changes to estimated costs and discount rates for closed mines, are charged to earnings in the period during which they occur.

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(i)Other provisions
Provisions are recognized when a legal or constructive present obligation exists as a result of a past event, for which it is probable that an outflow of economic resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.
Provisions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures in respect of the obligation for which the provision was originally recognized.
Certain conditions may exist as of the date of the consolidated financial statements, which may result in a loss to the Company, but which will only be resolved when one or more future events will occur or fail to occur. If the assessment of a contingency determines that a loss is probable, and the amount can be reliably estimated, then a provision is recorded. When a contingent loss is not probable but is reasonably possible, then the contingent liability is disclosed in the consolidated financial statements.
(j)Income taxes
(i)Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.
Current income tax assets and current income tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis or to realize the asset and settle the liability simultaneously.
Current income taxes related to items recognized directly in equity are recognized directly in equity.
(ii)Deferred income tax
Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities in the consolidated balance sheets and tax bases.
Deferred income tax liabilities are recognized for all taxable temporary differences, except:
•Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and
•In respect of taxable temporary differences associated with investments in subsidiaries, associate and joint venture, where the timing of the reversal of the temporary differences can be controlled by the parent or the joint venture and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, the carry forward of unused tax credits and unused tax losses can be used, except:
•When the temporary difference results from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss); and
•In respect of deductible temporary differences associated with investments in subsidiaries, associate and joint venture, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be used.
The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be used. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.
A translation gain or loss may arise for deferred income tax purposes where the local tax currency is not the same as the functional currency for non-monetary assets. A deferred tax asset or liability is recognized on the difference between the carrying amount for accounting purposes (which reflects the historical cost in the entity’s functional currency) and the underlying tax basis (which reflects the current local tax cost, translated into the functional currency using the current foreign exchange rate). The translation gain or loss is recorded in income taxes in the consolidated statements of earnings (loss).

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Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is expected to be realized or the liability settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.
Deferred income taxes related to items recognized directly in equity are recognized directly in equity.
Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.
There is no certainty that future income tax rates will be consistent with current estimates.
(k)Earnings (loss) per share
The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share are calculated by dividing earnings (loss) attributable to equity holders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the treasury method for stock options and warrants, and the if converted method for equity settled share units. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are assumed to be exercised and the assumed proceeds are used to purchase common shares of the Company from treasury at the average market price of the common shares for the period. The if converted method assumes that all equity settled share units have been converted in determining diluted earnings (loss) per share if they are in-the-money, except where such conversion would be anti-dilutive.
(l)Share-based compensation
The Company has the following share-based compensation plans with related costs included in general and administrative expenses.
(i)Share incentive plan
The Company has a number of equity-settled share-based compensation plans in respect to its directors and employees. Share-based compensation costs are measured based on the grant date fair value of the equity-settled instruments and recognized upon grant date over the related service period in the consolidated statements of earnings (loss) and credited to contributed surplus within shareholders’ equity. The Company uses the graded vesting method for attributing share option expense over the vesting period.
The grant date fair value is based on the underlying market price of the common shares of the Company taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using the Black-Scholes model or other appropriate method and assumptions at grant date. Equity-settled awards are not re-measured subsequent to the initial grant date.
Determination of the grant date fair value requires management estimates such as risk-free interest rate, volatility and weighted average expected life. Share option expense incorporates an expected forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. The Company makes adjustments if the actual forfeiture rate differs from the expected rate.
The weighted average grant date fair value is the basis for which share-based compensation is recognized in earnings.
Upon exercise of options and/or issuance of shares, consideration paid by the holder, as well as the grant date fair value of the equity-settled instruments, are transferred to common shares.
(ii) Share purchase plan
The Company has adopted a share purchase plan where the Company contributes towards the purchase of shares on the open market. The Company’s contribution vests on December 31 of each year and is charged to earnings in the year of contribution.
(m)Revenue recognition
Revenues include sales of gold and by-products.
The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of gold to third parties. Delivery of the gold is considered to be the only performance obligation. Revenue is measured based on the consideration specified in the contract with the customer.
(n)Deferred revenue
Deferred revenue is recognized in the consolidated balance sheets when a cash prepayment is received from a customer prior to the sale of gold. Revenue is subsequently recognized in the consolidated statements of earnings (loss) when control has been transferred to the customer.
The Company recognizes the time value of money, where there is a significant financing component and the period between the payment by the customer and the transfer of the contracted goods exceeds one year. Interest expense on

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deferred revenue is recognized in finance costs in the consolidated statements of earnings (loss), unless capitalized to construction in progress in accordance with the Company’s policy on capitalized borrowing costs.
The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.
(o)Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. A right-of-use ("ROU") asset and lease liability is recognized at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received.
The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, including periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the implicit interest rate in the lease. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. If the rate cannot be readily determined, the Company’s incremental rate of borrowing is used. Generally, the Company uses its incremental borrowing rate as the discount rate.
The lease liability is subsequently measured at amortized cost using the effective interest method whereby the balance is increased by interest expense and decreased by lease payments. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.
The Company presents ROU assets within property, plant and equipment.
The Company has elected not to recognize ROU assets and lease liabilities for leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(p)Segmented information
The Company’s operating segments are those operations whose operating results are reviewed by the Company’s chief operating decision maker ("CODM") to make resource allocation decisions and assess their performance. The Company's CODM is its executive leadership team. Operating segments whose revenues, net earnings or losses or assets exceed 10% of the total consolidated revenues, net earnings or losses or assets, are reportable segments.
In order to determine the reportable operating segments, various factors are considered, including geographical location and managerial structure. It was determined that the Company’s gold segment is divided into reportable geographic segments. The Company’s other reportable segments have been determined to be exploration and evaluation and development and corporate operating segments, which includes royalty interests and investments in associate and joint venture.
(q)Significant accounting judgments, estimates and assumptions
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities, within the next financial year. The most significant judgments and sources of estimation uncertainty that the Company believes could have a significant impact on the amounts recognized in its consolidated financial statements are described below.
(i)Mineral reserves and resources
Key sources of estimation uncertainty
Mineral reserves and resources have been estimated by qualified persons as defined in accordance with Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements. Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity and the future cost of operations. The mineral reserve and resource estimates are subject to uncertainty and actual results may vary from these estimates. Results from drilling, testing and production, as well as material changes in metal prices and operating costs subsequent to the date of an estimate, may justify revision of such estimate.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	71

A number of accounting estimates, as described in the relevant accounting policy notes, are impacted by the mineral reserve and resource estimates, which form the basis of the Company's LOM plans:
•Capitalization and depreciation of stripping costs (note 3(c)(iii));
•Determination of the useful life of property, plant and equipment and measurement of the depreciation expense (note 3(d));
•Exploration and evaluation of mineral resources and determination of technical feasibility and commercial viability (note 3(e)). The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether future economic benefits may be realized, which are based on assumptions about future events and circumstances;
•Impairment and reversal of impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs (note 3(g)(ii)); and
•Estimates of timing of cash outlays for AROs (note 3(h)).
(ii)Impairment and reversal of impairment assessment of non-financial assets
Key sources of estimation uncertainty
Management’s assumptions and estimates of future cash flows used in the Company’s impairment assessment of non-financial assets are subject to risk and uncertainties, particularly in market conditions where higher volatility exists, and may be partially or totally outside of the Company's control.
If an indication of impairment or reversal of a previous impairment charge exists, or if an exploration and evaluation asset is determined to be technically feasible and commercially viable, an estimate of a CGU's recoverable amount is calculated. The recoverable amount is based on the higher of FVLCD and VIU using a discounted cash flow methodology taking into account assumptions that would be made by market participants, unless there is a market price available based on a recent purchase or sale of a mine. Cash flows are for periods up to the date that mining is expected to cease which depends on a number of variables including recoverable mineral reserves and resources, expansion plans and the forecasted selling prices for such production (note 28).
In estimating the net realizable value of inventories, a significant estimate is made regarding the quantities of saleable metals included in stockpiles based on the quantities of ore, the grade of ore, the estimated recovery percentage, cost to complete and long-term commodity prices. There can be no assurance that actual quantities will not differ significantly from estimates used (note 11).
Judgments
Judgement is required in determining whether an indicator of impairment or impairment reversal exists at period end. Both internal and external sources of information are required to be considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and are expected to affect the recoverable amount of CGUs. Internal sources of information the Company considers include the manner in which mineral properties, plant and equipment are being used or are expected to be used and measures of economic performance of the assets.
The primary external factors considered are changes in forecast metal prices, changes in laws and regulations and the Company’s market capitalization relative to its net asset carrying amount. The primary internal factors considered are the Company’s current mine performance against expectations, changes in mineral reserves and resources, and life of mine plans.
Judgment is required to determine whether there are indications that the carrying amount of an exploration project is unlikely to be recovered in full from the successful development or the sale of the project.
(iii)Derivative financial instruments
Judgments
Judgment is required to determine if an effective hedging relationship exists throughout the financial reporting period for derivative financial instruments classified as cash flow hedges. Management assesses the relationships on an ongoing basis to determine if hedge accounting is appropriate.
Key sources of estimation uncertainty
The Company monitors on a regular basis its hedge position for its risk exposure to fluctuations of the U.S. dollar compared to other currencies, and fluctuations in prices of commodities such as oil and gold. Forecasts are based on estimates of future transactions. For its derivative contracts, valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument. Refer to note 20 for more detailed information and sensitivity analyses based on changes in currencies and commodity prices.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	72

(iv)Provisions and recognition of a liability for loss contingencies
Judgments
Judgments are required to determine if a present obligation exists at the end of the reporting period by considering all available evidence, including the opinion of experts. The most significant provisions that require judgment to determine if a present obligation exists are contingent losses related to claims and AROs. This includes an assessment of how to account for obligations based on the most recent closure plans and environmental regulations.
Key sources of estimation uncertainty
Provisions related to present obligations, including AROs, are management’s best estimate of the amount of probable future outflow, expected timing of payments, and discount rates if the effect of discounting is material. Refer to note 14(a).
(v)Deferred revenue
Judgments
In assessing the accounting for the Company’s forward gold sale arrangement (note 19), the Company used judgment to determine that the upfront cash prepayment received was not a financial liability as the sale is expected to be settled through the delivery of gold, which is a non-financial item rather than through cash or other financial assets. It is the Company’s intention to settle these arrangements through its own production. If such settlement is not expected to occur, the forward gold sale arrangement would become a financial liability as a cash settlement may be required.
4.    Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a) Adoption of new accounting standards
The following new accounting pronouncements are effective for annual periods beginning on or after January 1, 2024 and have been incorporated into the consolidated financial statements:
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases)
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7)
The adoption of these pronouncements did not have a significant impact.
(b) New accounting standards issued but not effective
Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after December 31, 2024:
•Lack of exchangeability (Amendments to IAS 21) which is effective for periods on or after January 1, 2025.
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) which is effective for periods on or after January 1, 2026.
•Presentation and Disclosure in Financial Statements (IFRS 18) which is effective for periods on or after January 1, 2027.
•Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted. The Company does not intend to early adopt these standards.
Pronouncements related to IAS 21, IFRS 9, IFRS 7, IFRS 10 and IAS 28 are not expected to have a significant impact on the Company's consolidated financial statements upon adoption. The impact of IFRS 18 on the Company's consolidated financial statements is under review.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	73

5. Acquisitions
(a)Vanstar - Nelligan Project
On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar for consideration of approximately 12.0 million common shares of the Company. Vanstar owned a 25% interest in the Nelligan Gold Project ("Nelligan") in Quebec, Canada. With the acquisition of Vanstar complete, the Company now owns a 100% interest in Nelligan. In addition, the Company acquired a 1% NSR royalty held by Vanstar on select claims of Nelligan that were cancelled, as well as other early stage exploration properties in Northern Quebec. The total purchase price amounted to $29.6 million, which included transaction costs of $1.5 million, and was net of cash and cash equivalents acquired of $0.1 million. The transaction costs included 0.2 million common shares, with a value of $0.4 million, issued for professional services.
The acquisition did not meet the IFRS definition of a business combination as the primary asset (Nelligan Gold Project) is an exploration stage property and has not identified economically recoverable ore reserves. Consequently, the transaction was recorded as an asset acquisition.
The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.

February 13,
2024
Assets acquired and liabilities assumed
Exploration and evaluation assets	$29.3
Current assets	0.3
$29.6
Consideration transferred
Share consideration	$28.2
Less: Cash and cash equivalents acquired	(0.1)
28.1
Transaction costs	1.5
$29.6
(b)Euro Ressources
EURO Ressources S.A. (“EURO”) is a French mining royalty and streaming company that was listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from the Company on the Rosebel Gold Mine production in Suriname, a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. The Company owned 90% of EURO through its wholly owned subsidiary IAMGOLD France S.A.S. ("IAMGOLD France"), until February 27, 2024 when the Company completed the acquisition of all of the outstanding common shares of EURO that IAMGOLD France did not already own through a "squeeze-out" under French law, which was approved by the Autorité des marchés financiers on January 23, 2024. The Company paid cash consideration of €3.50 per share for an aggregate consideration of €21.9 million ($23.7 million). Following the acquisition, IAMGOLD France beneficially owns and controls 62.5 million common shares, representing 100% of the outstanding EURO shares.
The change in ownership interest in EURO was recorded as an equity transaction. Prior to the acquisition, the carrying amount of the non-controlling interests was $3.0 million. The difference between the carrying amount of the non-controlling interest of $3.0 million and cash consideration of $23.7 million resulted in a decrease in total equity of $20.7 million. Transaction costs of $1.2 million directly related to the acquisition resulted in a decrease in total equity.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	74

6.    Discontinued Operations
Rosebel mine
On January 31, 2023, the Company completed the sale of its 95% interest in the Rosebel mine to Zijin Mining Group Co. Ltd. ("Zijin"). The Company received net proceeds of $396.0 million during 2023, consisting of sales proceeds of $360.0 million, plus $39.4 million of cash held by Rosebel on January 31, 2023, less final working capital adjustments of $3.4 million. The existing royalty based on production at Rosebel, and held by Euro Ressources S.A. ("EURO"), will remain an obligation of the Company.
On closing, the Company recognized a loss on disposal of $7.4 million, net of income tax, calculated as follows:

January 31,
2023
Proceeds received on closing	$360.0
Cash and cash equivalents transferred since closing	39.4
Working capital	(3.4)
Transaction costs	(8.7)
Net proceeds	$387.3

Cash and cash equivalents	$39.8
Receivables and other current assets	26.7
Inventories	153.7
Property, plant and equipment	446.2
Other non-current assets	10.5
Accounts payable and accrued liabilities	(76.0)
Provisions	(103.8)
Other liabilities	(89.1)
Net carrying amount, January 31, 2023	408.0
Non-controlling interest	(13.3)
Net assets attributable to IAMGOLD	$394.7
Less: net proceeds	387.3
Loss on sale of Rosebel	$7.4
The net earnings (loss) from discontinued operations from the Rosebel Mine, which include the results of operating activities for the year ended December 31, 2023 is as follows:

Year ended December 31, 2023[1]
Revenues	$47.2
Cost of sales	(23.8)
Exploration expenses	(0.1)
Other expenses	(1.3)
Finance costs	(0.1)
Foreign exchange gain (loss)	(0.2)
21.7
Income tax	(8.0)
Net earnings (loss) from discontinued operations before disposal	$13.7
Loss on sale of Rosebel	(7.4)
Net earnings (loss) from discontinued operations	$6.3
1. Amounts disclosed for 2023 are for the period until January 31, 2023, the date the transaction closed.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	75

7.    Assets and Liabilities Held for Sale
Bambouk assets
On December 20, 2022, the Company announced that it had entered into a definitive agreement with Managem, S.A. to sell the Company’s interest in its exploration and development projects in Senegal, Mali and Guinea (the “Bambouk assets”). Under this agreement, the Company would receive total cash payments of approximately $282.0 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal. The total consideration of $282.0 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of the respective asset sales. The Company received consent of IAMGOLD's syndicate of lenders for the sale.
On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senegal West, and Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal ("Senegal Assets") for aggregate gross cash proceeds of $197.6 million. The remaining 10% interest in Boto was held by the Government of Senegal.
The Company recognized a gain on disposal of the Senegal Assets of $109.1 million calculated as follows:

2023
Proceeds	$197.6
Transaction costs	(3.7)
Net proceeds	$193.9

Cash and cash equivalents	$1.4
Property, plant and equipment	83.3
Other non-current assets	1.1
Accounts payable and accrued liabilities	(0.6)
Net carrying amount, April 25, 2023	85.2
Non-controlling interest	(0.4)
Net assets attributable to IAMGOLD	84.8
Less: net proceeds	193.9
Pre-tax gain on sale of Senegal Assets	$109.1
On December 23, 2024, the Company completed the sale of its 100% interest in the Karita Gold Project and associated exploration assets in Guinea ("Guinea Assets") for aggregate gross cash proceeds of $35.5 million. The gross cash proceeds included a purchase price adjustment of $8.1 million for expenditures the Company incurred during the closing period.
The Company recognized a gain on disposal of the Guinea Assets of $34.1 million calculated as follows:

December 23,
2024
Proceeds on closing	$27.4
Purchase price adjustment	8.1
Transaction costs	(1.4)
Net proceeds and pre-tax gain on sale of Guinea Assets	$34.1
The definitive agreement with Managem, S.A. to sell the Company’s remaining interests in the Bambouk assets expired on December 31, 2024 and was not extended. At December 31, 2024, the remaining Bambouk assets in Mali do not meet the criteria for held-for-sale accounting in line with IFRS 5. All assets and liabilities relating to the remaining Bambouk assets have been reclassified to exploration and evaluation assets and accounts payable and accrued liabilities.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	76

December 31,
2023
Assets classified as held-for-sale
Cash and cash equivalents	$0.5
Exploration and evaluation assets	34.1
$34.6
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$5.6
$5.6
8.    Unincorporated Arrangement and SMM Funding Arrangement
The Company is a 70% partner in Côté Gold, an unincorporated joint venture (“UJV”) formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement (“UJV agreement”). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.
On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Under the amended UJV agreement, commencing in January 2023, SMM contributed $250.0 million of the Company's funding obligations to Côté Gold. As a result of SMM funding such amounts, the Company transferred 9.7% of its interest in Côté Gold to SMM (the "Transferred Interests"). SMM did not make any further contributions on behalf of the Company.
On November 30, 2024, the Company exercised its right to repurchase the Transferred Interests ("Repurchase Option"), which returned the Company to its full 70% interest in Côté Gold. The final purchase price for the Repurchase Option was $377.7 million.
The total payment of the repurchase included the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus incremental contributions made, and less incremental gold production received by SMM based on its increased ownership, from commissioning and up to achieving Commercial Production as defined by the UJV agreement. SMM retained the net proceeds or payments corresponding to its increased ownership from the achievement of Commercial Production up to the repurchase of the Transferred Interest.
The total payment of the repurchase also included the repurchase option fee accrued during 2023 of $23.7 million. Commencing in 2024, the fee was payable in cash on a quarterly basis.
The amendment to the Côté Gold UJV also includes changes to the operator fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD’s rights on the Oversight Committee are maintained and IAMGOLD remains as the operator. These changes reverted after the repurchase.
The repurchase option liability was accounted for under IFRS 15 and control was not deemed to have passed to SMM due to the Company’s right to exercise the Repurchase Option. As a result, the Company continued to account for a 70% interest in the assets and liabilities in the UJV as the Transferred Interest was not recorded as a sale.
Up to the achievement of Commercial Production, 60.3% of revenue and expenses are proportionately consolidated and 9.7% of revenue and expenses are included in interest income, derivatives, and other investment gains (losses) (note 31) in the consolidated statements of earnings (loss), resulting in net income including 70% of the Côté Gold UJV net income. In accordance with the UJV agreement, after the achievement of commercial production (September 1, 2024) and up to the repurchase (November 30, 2024), net income only includes 60.3% of the Côté Gold UJV net income. Subsequent to November 30, 2024, 70% of revenue and expenses are proportionately consolidated. Net cash from (used in) operating activities is included at 60.3% in the consolidated statements of cash flows up to the repurchase (November 30, 2024), and is subsequently included at 70%.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	77

The Côté repurchase option liability as at December 31, 2024 consists of:

		December 31,	December 31,
	Notes	2024	2023
Repurchase price:
Balance, beginning of the year		$350.8	$—
Funding obligations contributed by SMM		—	250.0
Incremental funding by SMM due to increased ownership		46.9	77.1
Repurchase option fee included in repurchase price[1]		—	23.7
9.7% pre-Commercial Production gold received by SMM	31	(18.4)	—
Other		(1.6)	—
Repurchase of Transferred Interests		(377.7)	—
Balance, end of the year		—	350.8

Fees and balances not included in repurchase price:
Balance, beginning of the year		(5.5)	—
Repurchase option fee accrued[1]	30	32.7	—
Repurchase option fee paid[1]		(32.7)	—
Deferred cost on waiver of operator fee		(2.0)	(6.5)
Amortization of deferred operator fee		7.5	1.0
Balance, end of the year		$—	$(5.5)

Côté repurchase option liability		$—	$345.3

Current portion		$—	$—
Non-current portion		$—	$345.3
		$—	$345.3
1.Repurchase option fees of $17.5 million (December 31, 2023 - $23.7 million) were capitalized to Côté Gold construction in progress. Subsequent to August 1, 2024, the repurchase option fees are included in finance costs (note 30). Commencing in 2024, the repurchase option fee was paid quarterly.
9. Restricted Cash
As at December 31, 2024, the Company had long-term restricted cash of XOF 34.6 billion (December 31, 2024 - $54.6 million; December 31, 2023 - XOF 31.2 billion, $52.6 million) in support of environmental closure costs obligations related to the Essakane mine and $11.0 million (December 31, 2023 - $11.4 million) posted as cash collateral for a surety bond issued for guarantee of certain environmental closure cost obligations related to the Westwood division and the Côté Gold mine. Additionally, the Company has posted CAD$4.1 million (December 31, 2024 - $2.8 million; December 31, 2023 - CAD$3.0 million, $2.3 million) as security for certain environmental closure cost obligations at the Westwood division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.
As at December 31, 2023, the Company had €21.9 million ($24.2 million) posted as security for the purchase of shares held by the minority interest shareholders of EURO. The Company completed the acquisition of EURO shares and €21.9 million ($23.7 million) was paid to the minority interest shareholders (note 5(b)).

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	78

10.    Receivables and Other Current Assets

	Notes	December 31, 2024	December 31, 2023
Receivables from governments		$26.7	$61.0
Gold receivables		3.1	—
Other receivables		4.9	6.8
Total receivables		34.7	67.8
Short-term investments		1.0	—
Prepaid expenses		13.2	10.6
Hedge derivatives	20(b)(i)	—	7.3
		$48.9	$85.7
Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada. As a result of delays in the receipt of value added tax from the Government of Burkina Faso, an amount of $66.3 million has been presented in other non-current assets as at December 31, 2024 as the Company does not expect to recover these amounts within 12 months (note 13). As at December 31, 2023, $32.9 million of the receivables from governments related to value added taxes in Burkina Faso which during 2024 were reclassified to other non-current assets.
11.    Inventories

	December 31, 2024	December 31, 2023
Finished goods	$56.5	$33.8
Ore stockpiles	50.8	55.7
Mine supplies	164.6	176.8
	271.9	266.3
Non-current ore stockpiles	153.0	106.5
	$424.9	$372.8

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	79

12. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2023	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3
Additions	866.5	138.9	56.2	79.7	1,141.3
Changes in asset retirement obligations	—	36.2	—	—	36.2
UJV lease adjustment	(4.0)	—	—	(25.4)	(29.4)
Disposals	(5.5)	—	(11.6)	(0.5)	(17.6)
Transfers within property, plant and equipment	(11.5)	(0.1)	11.8	(0.2)	—
Transfers from exploration and evaluation assets	—	11.1	—	—	11.1
Balance, December 31, 2023	$2,409.4	$2,692.9	$1,554.6	$139.0	$6,795.9
Additions	320.0	253.4	71.0	34.8	679.2
Changes in asset retirement obligations	—	(21.4)	—	—	(21.4)
Disposals/derecognition	—	—	(41.7)	(8.6)	(50.3)
Transfers of Côté Gold Construction in progress	(2,367.1)	1,098.8	1,268.3	—	—
Transfers within property, plant and equipment	(254.7)	96.1	158.9	(0.3)	—
Balance, December 31, 2024	$107.6	$4,119.8	$3,011.1	$164.9	$7,403.4

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2023	$—	$1,963.1	$1,078.9	$14.3	$3,056.3
Depreciation expense	—	141.4	90.8	22.7	254.9
Disposals	—	—	(11.3)	(0.5)	(11.8)
Transfers within property, plant and equipment	—	(11.5)	11.5	—	—
Balance, December 31, 2023	$—	$2,093.0	$1,169.9	$36.5	$3,299.4
Depreciation expense[2]	—	157.2	116.8	29.0	303.0
Disposals/derecognition	—	—	(40.8)	(7.9)	(48.7)
Net impairment (reversal) charge	—	(371.8)	(46.6)	(1.3)	(419.7)
Balance, December 31, 2024	$—	$1,878.4	$1,199.3	$56.3	$3,134.0
Carrying amount, December 31, 2023	$2,409.4	$599.9	$384.7	$102.5	$3,496.5
Carrying amount, December 31, 2024	$107.6	$2,241.4	$1,811.8	$108.6	$4,269.4
1.Right-of-use assets ("ROU assets") consist of property, plant and equipment related to assets leased and accounted for under IFRS 16.
2.In 2024, the depreciation methodology for the Westwood mine was changed to Units of Production to better represent the Company's realization of the economic benefit of the underlying assets. The change in estimate resulted in an approximately $10 million reduction of depreciation during 2024.
In accordance with IFRS 16, the Company recorded 100% of the lease liability and ROU assets as at December 31, 2022 as it entered into the agreement as operator for the 70% owned Côté Gold joint venture and the agreement did not allow for several liability. The Company amended the terms of the Caterpillar Financial Services Limited lease agreement and accounted for 70% of the lease liability and right-of-use assets as at December 31, 2023 (note 15).
On August 1, 2024, Côté Gold was assessed to be ready for use as intended and the construction costs reported in construction in progress were reclassified to mining properties and plant and equipment. Depreciation commenced on the transferred amounts on August 1, 2024.
During the third quarter 2024, the Company assessed that the increase in the long-term consensus price of gold to be an indicator of impairment reversal for the Westwood CGU. As a result, a $462.3 million full reversal of the previously recorded impairment was recorded, as the recoverable amount of the Westwood CGU exceeded the current carrying value (note 28).
During the second quarter 2024, the Company ceased mining activity at the Fayolle property and therefore does not expect to realize a future economic benefit from Fayolle. As a result the full mining properties balance was impaired to $nil (note 28).
In 2024, borrowing costs attributable to qualifying assets associated with the Côté Gold, Essakane and Westwood mines totaling $98.5 million (2023 - $113.5 million) were capitalized using a weighted average interest rate of 8.90% (2023 - 7.38%) (note 30). The weighted average interest rate was based on the 5.75% senior notes, credit facility, second lien term loan, equipment loans, gold prepayments, repurchase option fees and leases.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	80

As at December 31, 2024, mining properties included capitalized stripping costs of $319.1 million (December 31, 2023 - $199.2 million). Stripping costs of $181.4 million were capitalized during 2024 (2023 - $87.9 million), and $61.5 million were depreciated during 2024 (2023 - $85.3 million).
13.    Other Non-Current Assets

	Notes	December 31, 2024	December 31, 2023
Receivables from governments[1]		$66.3	$—
Advances for the purchase of capital equipment		16.4	18.5
Deferred consideration from the sale of Sadiola[2]		18.3	15.2
Royalty interests[3]		12.8	13.5
Marketable securities	21(a)	10.3	14.2
Long-term prepayment		2.9	3.3
Income taxes receivable		1.0	3.7
Bond fund investments	21(a)	1.0	2.0
Other		6.7	5.9
		$135.7	$76.3
1.Receivables from governments relate primarily to value added taxes in Burkina Faso (note 10).
2.Includes deferred consideration on litigation settlement of $1.2 million and on milestone payments of $17.1 million.
3.Includes royalty interests in the Pitangui Project and Bomboré Project.
14.    Provisions

	Notes	December 31, 2024	December 31, 2023
Asset retirement obligations	(a)	$279.6	$347.4
Other		20.0	18.1
		$299.6	$365.5
Current portion of provisions		$14.5	$5.4
Non-current provisions		285.1	360.1
		$299.6	$365.5
(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the LOM, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
The following table presents the reconciliation of the provision for asset retirement obligations:

		Years ended December 31,
	Notes	2024	2023
Balance, beginning of the year		$347.4	$298.5
Revision of estimated cash flows and discount rates:
Capitalized in property, plant and equipment	12	(21.4)	36.2
Changes in asset retirement obligations at closed mines	29	(13.4)	9.7
Impairment reversal	28	(35.8)	—
Accretion expense	30	5.7	5.0
Disbursements		(2.9)	(2.0)
Balance, end of the year		$279.6	$347.4
Less: current portion		(14.5)	(5.4)
Non-current portion		$265.1	$342.0

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	81

As at December 31, 2024, the Company had restricted cash of XOF 34.6 billion (December 31, 2024 - $54.6 million; December 31, 2023 - XOF 31.2 billion; $52.6 million) for the guarantee of environmental closure costs obligations related to the Essakane mine (note 9).
As at December 31, 2024, the Company had CAD$205.3 million ($142.5 million; December 31, 2023 - CAD$167.4 million ($126.7 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Westwood division (note 18(e)).
As at December 31, 2024, the Company had CAD$50.4 million ($35.0 million; December 31, 2023 - CAD$34.0 million ($25.8 million)) of surety bonds, issued pursuant to arrangements with insurance companies, for the guarantee of environmental closure costs obligations related to the Côté Gold mine (note 18(e)).
As at December 31, 2024, the Company had posted letters of credit in the amount of CAD$10.6 million ($7.4 million, December 31, 2023 - CAD$29.8 million, $22.6 million) under the Credit Facility and $10.9 million (December 31, 2023 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $159.2 million remains uncollateralized (note 18(e)).
As at December 31, 2024, the schedule of estimated undiscounted future disbursements for rehabilitation was as follows:

	CAD$ million[1]	$ million[1]
2025	$22.7	$1.4
2026	24.0	2.6
2027	12.3	2.8
2028	5.9	4.2
2029	2.6	6.9
2030 onwards	325.9	82.6
	$393.4	$100.5
1.Disbursements in US$ relate to the Essakane mine and CAD$ disbursements relate to the Westwood division, including Doyon, Côté Gold and other closed Canadian sites.
As at December 31, 2024, estimated undiscounted amounts of cash flows required to settle the obligations and expected timing of payments assumed in measuring the asset retirement obligations were as follows:

	Undiscounted Amounts Required (CAD$)	Undiscounted Amounts Required ($)	Expected Timing of Payments
Côté Gold mine	$107.3	$—	2025-2087
Essakane mine	—	100.5	2025-2050
Westwood division, including Doyon	280.6	—	2025-2054
Other Canadian sites	5.5	—	2025-2124
	$393.4	$100.5
(b)Provisions for litigation claims and regulatory assessments
The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.
During 2018, the Attorney General of Burkina Faso commenced proceedings against Essakane S.A. and certain of its employees generally relating to its practice of exporting carbon fines containing gold and silver from Burkina Faso to a third party facility in Canada for processing and eventual sale. The required payments with respect to shipments of carbon fines were made to the Burkinabe authorities on behalf of Essakane S.A. (and would have paid in respect of the 2018 shipment that was embargoed) pursuant to the royalty applicable under the Burkina Faso Mining Code to gold and silver produced by Essakane S.A. The Company vigorously defended itself and its employees against such proceedings. On December 26, 2023, Essakane S.A. entered into a settlement agreement with the Government of Burkina Faso and agreed to the forfeiture, directly to the State, of the embargoed carbon fines shipment in 2018 and an additional payment directly to the State of a fine in the approximate amount of $15 million. The forfeited carbon fines had a finished goods inventory carrying value of $13.5 million (note 29).

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	82

15.    Leases

		Years ended December 31,
	Notes	2024	2023
Balance, beginning of year		$121.3	$73.8
Additions		34.1	79.7
Interest expense		8.4	7.5
Foreign exchange impact		(11.0)	1.0
Principal lease payments	34(d)	(20.6)	(6.0)
Interest payments		(8.0)	(5.3)
UJV lease adjustment	12	—	(29.4)
Balance, end of year		$124.2	$121.3
Current portion		$28.8	$21.1
Non-current portion		95.4	100.2
		$124.2	$121.3
Leases are entered into and exist to meet specific business requirements, considering the appropriate term and nature of the leased asset.
Extension options
Some property leases contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.
Some mobile equipment leases contain extension options which are exercisable by the Company, but require renegotiation or mutual agreement with the lessor. As these extension options are not exercisable only by the Company, the lease terms do not reflect the extension options and this resulted in some of the leases being classified as short-term.
Short-term and low-value leases and variable lease payments
Short-term leases are leases with a lease term of twelve months or less and leases of low-value assets are comprised of miscellaneous equipment. Such items are recognized in cost of sales or general and administrative expenses in the consolidated statements of earnings (loss).
Some lease payments are driven by variable rates which are based on time, usage or a combination of both. Variable lease payments are not included in the lease liability and are recognized in cost of sales or exploration expenses in the consolidated statements of earnings (loss) when incurred.

	Years ended December 31,
	2024	2023
Amounts recognized in statement of earnings (loss):
Short-term and low-value leases	$43.7	$25.6
Variable lease payments	$4.6	$12.0

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	83

16.    Income Taxes
The effective tax rates for the years ended December 31, 2024 and 2023 were 13.2% and 23.9%, respectively.
Income tax expenses (recoveries) consisted of the following components:

	Years ended December 31,
	2024	2023
Current income taxes:
Canadian current income taxes	$11.6	$3.6
Foreign current income taxes	104.8	48.3
	116.4	51.9
Deferred income taxes:
Canadian deferred income taxes - origination and reversal of temporary differences	7.3	—
Foreign deferred income taxes - origination and reversal of temporary differences	5.5	(21.2)
Changes in tax rates or imposition of new taxes	0.2	—
	13.0	(21.2)

Total income tax expense (recovery)	$129.4	$30.7
The Company is subject to income tax in several jurisdictions, at various tax rates. A number of factors other than the current year tax rates affect the relationship between the income or losses in a jurisdiction for financial accounting reporting purposes and the income tax provision required to be recognized for those same reporting purposes.
These factors are illustrated below on all of the consolidated earnings (loss) before income taxes after applying a tax rate of 26.5%, reflecting the combined federal and provincial Canadian statutory corporate income tax rates which apply to the Company as a legal entity for the years ended December 31, 2024 and December 31, 2023:

	Years ended December 31,
	2024	2023
Earnings (loss) before income taxes	$977.2	$128.2
Income tax provision - 26.5%	$259.0	$34.0
Increase (reduction) in income taxes resulting from:
Earnings in foreign jurisdictions subject to a different tax rate than 26.5%	(36.5)	(31.9)
Permanent items that are not included in income (losses) for tax purposes:
Non-deductible expenses	(4.4)	(0.9)
Income (losses) not recognized for tax purposes	0.6	(3.5)
Tax provisions not based on legal entity income or losses for the year:
Provincial mining duty tax	15.9	3.8
Non-resident withholding tax	14.3	5.5
Under (over) tax provisions	3.0	0.3
Changes in tax rates	0.2	—
Other	0.5	0.3
Other adjustments:
Change in unrecognized deferred tax assets	(133.6)	21.4
Foreign exchange related to deferred income taxes	10.7	(2.2)
Taxes paid relating to sale of assets	—	4.1
Other	(0.3)	(0.2)
Total income tax expense (recovery)	$129.4	$30.7

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	84

The components that give rise to deferred income tax assets and liabilities are as follows:

	Years ended December 31,
	2024	2023
Deferred income tax assets:
Exploration and evaluation assets	$283.3	$442.4
Asset retirement obligations	52.6	—
Côté Gold repurchase option	—	91.5
Other assets	61.3	43.8
	397.2	577.7
Deferred income tax liabilities:
Property, plant and equipment	(383.1)	(572.8)
Mining duties	(7.4)	—
Other liabilities	(20.7)	(5.6)
	(411.2)	(578.4)
Net deferred income tax liabilities	$(14.0)	$(0.7)

Classification:
Non-current assets	$—	$—
Non-current liabilities	(14.0)	(0.7)
	$(14.0)	$(0.7)
Income tax expense (recoveries) related to OCI consisted of the following components:

	Years ended December 31,
	2024	2023
Unrealized change in fair value of marketable securities	$0.2	$—
Hedges	0.1	(0.7)
Total income taxes related to OCI	$0.3	$(0.7)
Unrecognized Deferred Income Tax Assets
As at December 31, 2024, the Company did not recognize the benefit related to the following deferred income tax assets for the above related items in its consolidated financial statements, as management did not consider it probable that the Company would be able to realize these deferred income tax assets in the future.
Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

	Years ended December 31,
	2024	2023
Non-capital losses	$778.7	$1,099.1
Net capital losses	93.8	104.4
Exploration and evaluation assets	155.4	338.6
Deduction for future mining duty taxes	18.9	18.9
Asset retirement obligations	—	265.3
Other deductible temporary differences	10.8	0.1
Excessive interest and financing expenses	60.7	—
	$1,118.3	$1,826.4
The net capital loss carry forwards are restricted in use against capital gains but may be carried forward indefinitely. The exploration and evaluation assets may be carried forward indefinitely. At December 31, 2024, the non-capital loss carry forwards expire as follows:

Expiry Date	2025	2026	2027	2028	2029+	No Expiry	Total
Total unrecognized losses	$44.4	$21.2	$11.3	$9.1	$664.4	$28.3	$778.7

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	85

The Company has not recognized a deferred income tax liability on temporary differences of $590.6 million (December 31, 2023 - $527.0 million) related to investments in certain subsidiaries and joint ventures because the Company can control the reversal of the temporary differences and the temporary differences are not expected to reverse in the foreseeable future.
The Company designates all dividends paid to its shareholders to be eligible dividends.
The 2024 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2023	Statements of earnings (loss)	OCI	December 31, 2024
Deferred income tax assets:
Exploration and evaluation assets	$442.4	$(159.1)	$—	$283.3
Asset retirement obligations	—	52.6	—	52.6
Côté Gold repurchase option	91.5	(91.5)	—	—
Other assets	43.8	17.6	(0.1)	61.3
Deferred income tax liabilities:
Property, plant and equipment	(572.8)	189.7	—	(383.1)
Mining duties	—	(7.4)	—	(7.4)
Other liabilities	(5.6)	(14.9)	(0.2)	(20.7)
	$(0.7)	$(13.0)	$(0.3)	$(14.0)
The 2023 movement for net deferred income tax liabilities is summarized as follows:

	December 31, 2022	Statements of earnings (loss)	OCI	December 31, 2023
Deferred income tax assets:
Exploration and evaluation assets	$307.7	$134.7	$—	$442.4
Asset retirement obligations	2.5	(2.5)	—	—
Côté Gold repurchase option	—	91.5	—	91.5
Other assets	34.3	8.8	0.7	43.8
Deferred income tax liabilities:
Property, plant and equipment	(355.3)	(217.5)	—	(572.8)
Other liabilities	(11.8)	6.2	—	(5.6)
	$(22.6)	$21.2	$0.7	$(0.7)
Global minimum top-up tax
A number of countries in which the Company operates have enacted legislation to implement the global minimum top-up tax with effect January 1, 2024. Those relevant countries being Canada, France and Barbados.
More than 140 countries have enacted or are in the process of enacting such top-up tax legislation. In all cases, the related legislation is complex and often requires subsequent clarifying amendments.
The Company does not expect to be subject to any material amounts of top-up tax for any of its entities for the foreseeable future.
The Company has applied a temporary mandatory relief from deferred tax accounting for any impacts of a top-up tax and will account for any such top-up tax as a current tax when incurred.
Excessive interest and financing expenses
With effect in 2024, Canada imposed restrictions on the deductibility for income tax purposes of excessive interest and financing expenses (“EIFEL”). For the 2024 fiscal year, the Company recognized $60.7 million of restricted EIFEL expenses. In light of (a) the significant tax pool balances available to the Company and (b) the carryforward deductibility of any such EIFEL limitations in a given year, the EIFEL proposals are not expected to represent a tax cash exposure for the foreseeable future.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	86

17.    Other Liabilities

	Notes	December 31, 2024	December 31, 2023
Hedge derivatives	20(b)(i)	$9.8	$9.2
Non-hedge derivatives		—	1.9
Yatela liability	(a)	18.5	18.5
Other liabilities		0.1	—
		$28.4	$29.6
Current portion of other liabilities		$27.7	$29.6
Non-current portion of other liabilities		0.7	—
		$28.4	$29.6
(a)Yatela liability
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AngloGold Ashanti Limited, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. On November 8, 2024, the government issued a decree approving the transaction and, in accordance with the share purchase agreement, on February 5, 2025, SADEX made a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies have been released of all obligations relating to the Yatela mine. The Company funded its portion of the payment of approximately $18.5 million on closing.
During the year, a settlement agreement related to Yatela’s tax liabilities has been signed with the Government of Mali for an amount of XOF 2.5 billion (approximately $4.2 million) and the Company paid approximately $2.1 million of that amount for its 40% interest in Yatela.
18.    Long-term Debt and Credit Facility

	Notes	December 31, 2024	December 31, 2023
Credit facility	(a)	$220.0	$—
5.75% senior notes	(b)	448.4	448.0
Second lien term loan	(c)	358.4	375.6
Equipment loans	(d)	2.1	7.2
		$1,028.9	$830.8
Current portion of long-term debt		$1.0	$5.0
Non-current portion of long-term debt		1,027.9	825.8
		$1,028.9	$830.8
The following are the contractual maturities related to the long-term debts, including interest payments:

		Payments due by period
December 31, 2024	Notes	Carrying amount	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs
Notes[1]	(b)	$450.0	$553.5	$25.9	$51.8	$475.8
Term Loan[2]	(c)	$400.0	$565.2	$49.2	$97.7	$418.3
Equipment loans	(d)	$2.1	$2.1	$1.0	$1.1	$—
1.The carrying amount excludes unamortized deferred transaction costs of $3.6 million and the embedded derivative.
2.The carrying amount excludes unamortized deferred transaction costs of $3.7 million, the 3% original discount and the embedded derivative.
3.Excludes the amounts drawn on the credit facility, which can be repaid at any time prior to maturity in 2028.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	87

(a)Credit facility
On December 20, 2024, the Company executed an amendment to its existing secured revolving credit facility ("Credit Facility"), extending its maturity to December 20, 2028 and increasing the amount available under the Credit Facility from $425 million to $650 million.

		Years ended December 31,
	Notes	2024	2023
Available amount under Credit Facility, beginning of year		$387.0	$26.6
Increase (decrease) in available amount under Credit Facility[1]		225.0	(75.0)
Draws[2]	34(e)	(280.0)	—
Repayments	34(e)	60.0	455.0
Increase (decrease) in letters of credit[3]		26.5	(19.6)
Available amount under Credit Facility, end of year		$418.5	$387.0
1.The amendment was determined to be a substantial modification to the Credit Facility, and therefore was accounted for as a debt extinguishment.
2.On November 20, 2024, the Company drew $220.0 million on the Credit Facility
3.The letters of credit were issued under the Credit Facility as security for surety bonds and asset retirement obligations (notes 18(e) and 14(a)), as well as providing guarantee for utility services in Ontario.
The Credit Facility provides for an interest rate margin above Secured Overnight Financing Rate (“SOFR”) prime rate, base rate advances and CORRA advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage and a minimum liquidity requirement of $150 million. The Company was in compliance with its credit facility covenants as at December 31, 2024.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
The Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at December 31, 2024 was $nil (December 31, 2023 - $nil) (note 21(a)).
(c)Second lien term loan ("Term Loan")
On May 16, 2023, the Company entered into a five year secured Term Loan of $400 million from three institutional lenders. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three month SOFR + 8.25% per annum and matures on May 16, 2028. The loan is denominated in U.S. dollars, and interest is payable upon each SOFR maturity date.
The Company incurred transaction costs of $11.0 million, in addition to a 3% original discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
The obligations under the Term Loan are secured by certain of the Company's tangible assets, guarantees by certain of the Company's subsidiaries, and pledges of shares of certain of the Company's subsidiaries. The liens securing the Term Loan rank behind the liens securing the Credit Facility and are subject to an intercreditor agreement.
The Term Loan can be repaid at any time and has a make-whole premium, that is comprised of the discounted value of lost interest and a 104% premium on the principal if repaid in the first two years. The make-whole premium expires after two years and the loan can be repaid at any time at a 104% premium if repaid between June 2025 and May 2026, and a

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	88

101% premium if repaid between June 2026 and May 2027 and 100% thereafter. The prepayment terms constitute an embedded derivative which was separately recognized at its fair value of $1.0 million on initial recognition of the Term Loan and presented as an offset to the Term Loan on the consolidated balance sheets. The embedded derivative is classified as FVTPL. The fair value of the embedded derivative as at December 31, 2024 was an asset of $26.7 million (December 31, 2023 - $5.1 million) (note 21(a)).
The Term Loan has a minimum liquidity and interest coverage ratio covenant. The Company was in compliance with its Term Loan covenants as at December 31, 2024.
(d)Equipment loans
The Company has equipment loans with a carrying value of $2.1 million as at December 31, 2024 (December 31, 2023 - $7.2 million), secured by certain mobile equipment, with interest rates at 5.30% and which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.
(e)Surety bonds
As at December 31, 2024, the Company had CAD$255.7 million (December 31, 2024 - $177.5 million; December 31, 2023 ‐ CAD$201.4 million, $152.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to Doyon, the Westwood mine and the Côté Gold mine. The Company posted letters of credit in the amount of CAD$10.6 million ($7.4 million, December 31, 2023 - CAD$29.8 million, $22.6 million) under the Credit Facility and $10.9 million (December 31, 2023 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $159.2 million remains uncollateralized.
(f)Performance bonds
As at December 31, 2024, performance bonds of CAD$32.0 million (December 31, 2024 - $22.2 million; December 31, 2023 - CAD$37.3 million, $28.2 million) were outstanding in support of certain obligations related to the construction of the Côté Gold mine.
19.    Deferred Revenue
During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangements and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024. 137,500 ounces were physically delivered during the year ended December 31, 2024 in relation to the 2022 Prepay Arrangements and the Company received $38.9 million in cash in relation to the collar, as the spot price exceeded the $1,700 per ounce floor price during 2024.
During December 2023, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q1 2024 to Q1 2025. The ounces that are deferred were previously funded at a price of $1,753 per ounce. The Company also entered into further gold sale prepayment arrangements (the “2024 Q1 Prepay Arrangements”) at a weighted average cost of 11.3% per annum in respect of 31,250 gold ounces. These arrangements have an average funding price, after financing charges, of $1,916 per ounce. The Company received $59.9 million over the course of the first quarter 2024 under the 2024 Q1 Prepay Arrangements and is required to physically deliver the agreed upon ounces to the counterparties over the course of the first quarter of 2025.
During April 2024, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q2 2024 to Q2 2025. The ounces that are deferred were previously funded at a price of $1,753 per ounce. The Company also entered into further gold sale prepayment arrangements (the “2024 Q2 Prepay Arrangements”) at a weighted average cost of 10% per annum in respect of 31,250 gold ounces. These arrangements have an average funding price, after financing charges, of $1,900 per ounce. These arrangements have a gold collar of $2,100 to $2,925 whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at an average price of $2,925 per ounce. The Company received $59.4 million over the course of the second quarter 2024 under the 2024 Q2 Prepay Arrangements and is required to physically deliver the agreed upon ounces to the counterparties over the course of the second quarter of 2025.
These arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made. The cash payments received on gold collars at the time of delivery will also be recognized as revenue when the gold is delivered.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	89

The following table summarizes the change in deferred revenue:

	Notes	2022 Prepay Arrangements	2024 Q1 Prepay Arrangements	2024 Q2 Prepay Arrangements	Total
Balance, January 1, 2023		$240.8	$—	$—	$240.8
Finance costs	30	10.8	—	—	10.8
Balance, December 31, 2023		$251.6	$—	$—	$251.6
Proceeds from gold prepayment		—	59.9	59.4	119.3
Deferred revenue recognized		(235.7)	—	—	(235.7)
Finance costs	30	6.7	5.6	3.6	15.9
Balance, December 31, 2024		$22.6	$65.5	$63.0	$151.1
Current portion of deferred revenue		$22.6	$65.5	$63.0	$151.1
Non-current deferred revenue		—	—	—	—
		$22.6	$65.5	$63.0	$151.1
20.    Financial Instruments
(a)Risks
The Company is subject to various financial risks that could have a significant impact on profitability, levels of operating cash flow and financial conditions. Ongoing financial market conditions may have an impact on interest rates, gold prices and currency rates.
The Company is exposed to various liquidity, credit and market risks associated with its financial instruments, and manages those risks as follows:
(i)Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial and other liabilities that are settled by delivering cash, another financial asset or physical production. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its anticipated business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents. The Company ensures that it has sufficient cash and cash equivalents and loan facilities available to meet its anticipated short-term obligations.
The following table summarizes the maturity date and principal amount of the Company's obligations as at December 31, 2024:

	Notes	2025	2026	2027	2028 onwards	Total
Accounts payable and accrued liabilities		$264.8	$—	$—	$—	$264.8
Lease liabilities	15	38.1	33.0	29.4	23.7	124.2
Equipment loans	18(d)	1.0	1.1	—	—	2.1
Credit Facility	18(a)	—	—	—	220.0	220.0
Notes	18(b)	—	—	—	450.0	450.0
Term Loan	18(c)	—	—	—	400.0	400.0
Gold sale prepayment arrangements[1]	19	151.1	—	—	—	151.1
		$455.0	$34.1	$29.4	$1,093.7	$1,612.2
1.The gold sale prepay arrangements are an obligation of the Company to deliver ounces from its production and reduces future cash flows of the Company as the arrangements have already been funded. The value in the table represents the carrying value of the deferred revenue (note 19).
Included in the cash and cash equivalents balance of $347.5 million as at December 31, 2024 is $46.0 million held by the Côté UJV and $130.2 million held by Essakane. The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the liquidity position of the Company.
The Company has a treasury policy designed to support management of liquidity risk as follows:
•Evaluate, review and monitor on a periodic basis, credit ratings and limits for counterparties with whom funds are invested;
•Monitor cash balances within each operating entity;
•Perform short to medium-term cash flow forecasting, as well as medium and long-term forecasting incorporating relevant budget information; and

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	90

•Determine market risks inherent in the business, including currency, fuel and gold commodities and evaluate, implement and monitor hedging strategies through the use of derivative instruments.
Under the terms of the Company’s derivative agreements, counterparties cannot require the immediate settlement of outstanding derivatives, except upon the occurrence of customary events of default such as covenant breaches, including financial covenants, insolvency or bankruptcy. The Company generally mitigates liquidity risk associated with these instruments by spreading out the maturity of its derivatives over time.
(ii)Credit risk
Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, short-term investments, derivative assets and restricted cash. Where applicable, the measurement of the fair value of derivatives accounts for counterparty credit risk.
The Company holds cash and cash equivalents, short-term investments and restricted cash in creditworthy financial institutions that comply with the Company’s investment policy and its credit risk parameters.
For derivatives, the Company mitigates credit risk by entering into derivatives with high quality counterparties, limiting the exposure per counterparty, and monitoring the financial condition of the counterparties.
Credit risk related to gold receivables is considered minimal as gold is sold to creditworthy counterparties and settled promptly, usually within two days of completing the sale.
Credit risk is also related to receivables from governments. The receivables from governments primarily relate to value added and sales taxes. The Company has rights to these receivables based on application of tax laws and regularly monitors collection of the amounts, however the timing of receiving the amounts could be prolonged.
(iii)Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates, and that this in turn affects the Company’s financial condition.
The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there are no requirements to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative. Market risk comprises the following types of risks: share and commodity market price risk, currency risk, and interest rate risk.
Currency exchange rate risk
Movements in the Canadian dollar (CAD) and Euro (EUR) against the U.S. dollar (USD) have a direct impact on the Company’s consolidated financial statements.
The Company manages its exposure to the Canadian dollar and Euro by executing option and forward contracts. The Company’s objective is to hedge its exposure to the Canadian dollar and Euro resulting from operating and capital expenditure requirements at some of its mine sites, corporate offices and development projects.
The Company has designated option and forward contracts as cash flow hedges for its highly probable forecasted Canadian dollar and Euro expenditure requirements. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The change in fair value of the time value component of options is recorded in OCI as a cost of hedging (note 20(b)).
As at December 31, 2024, the Company's outstanding derivative contracts which qualified for hedge accounting and the periods in which the cash flows are expected to occur and impact the consolidated statements of earnings (loss) and property, plant and equipment balance on the consolidated balance sheets are as follows:

	2025	2026	Total
Cash flow hedges
Exchange rate risk
Canadian dollar forward and option contracts (CADM)	406	72	478
Rate range (USDCAD)[1]	1.35 - 1.44	1.36 - 1.44
1.The Company executed Canadian dollar collar options, which consist of Canadian dollar call and put options within the given range in 2024. The Company will recognize a gain from the difference between a lower market price and the Canadian dollar call strike price. The Company will incur a loss from the difference between a higher market price and the Canadian dollar put strike price.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	91

The table below sets out the fair value of the Company's outstanding derivative contracts which qualified for hedge accounting as at December 31, 2024, and what the fair value would have been based on an increase or decrease of 10% in the U.S. dollar exchange rate. The entire change in fair value would be recorded in the consolidated statements of comprehensive income (loss) as OCI.

	December 31, 2024	Increase of 10%	Decrease of 10%
Canadian dollar (CAD$)	$(9.8)	$(37.8)	$20.5
Oil and fuel market price risk
Low sulfur diesel and fuel oil are key inputs to extract tonnage and, in some cases, to wholly or partially power operations, construction and development activities. Brent crude oil and West Texas Intermediate ("WTI") crude oil prices are components of diesel and fuel oil costs, respectively, such that changes in the price of crude oil directly impact diesel and fuel oil costs. The Company established a hedging strategy that allows it to hedge future consumption of diesel and fuel oil at its operations. The Company designates option contracts as cash flow hedges for the crude oil component of its highly probable forecasted low sulfur diesel and fuel oil purchases.
As at December 31, 2024, the Company has no outstanding crude oil derivative contracts.
Gold bullion market price risk
Movements in the spot price of gold have a direct impact on the Company’s consolidated financial statements as gold bullion is sold at prevailing market prices which fluctuate in line with market forces. The Company’s hedging strategy is designed to mitigate gold price risk should a decline in the gold price impact a contemplated transaction or scheduled debt payment.
The Company has designated option contracts as cash flow hedges for its highly probable forecasted gold bullion sales. The Company has elected to only designate the change in the intrinsic value of options in the hedging relationships. The changes in fair value of the time value component of options is recorded in OCI as a cost of hedging and reclassified to earnings (loss) when revenue for the underlying gold sale is recognized.
The 2022 Prepay Arrangement (note 19) includes a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $1,700 per ounce and a cap price of $2,100 per ounce allowing the Company to participate in price increases to $2,100 per ounce. The Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.
The 2024 Q2 Prepay Arrangement (note 19) includes a collar instrument as part of the broader arrangement. The collar introduced a gold floor price of $2,100 per ounce and a cap price of $2,925 per ounce allowing the Company to participate in price increases to $2,925 per ounce. The Company has designated this collar as a cash flow hedge in relation to the highly probable gold sale commitments during 2024.
As at December 31, 2024, the Company has no outstanding gold bullion derivative contracts which qualify for hedge accounting.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	92

(b)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2023	$3.2	$20.4	$(0.1)	$23.5
Unrealized gain (loss) recognized in cash flow hedge reserve	2.9	(1.4)	(2.9)	(1.4)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(4.4)	(12.2)	0.2	(16.4)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(0.2)	—	(0.2)
Time value excluded from hedge relationship	(0.1)	(0.9)	(6.4)	(7.4)
Balance, December 31, 2023	$1.6	$5.7	$(9.2)	$(1.9)
Unrealized gain (loss) recognized in cash flow hedge reserve	(13.1)	1.6	(28.2)	(39.7)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	1.7	(7.2)	30.3	24.8
Realized time value related to premiums paid	—	—	2.2	2.2
Time value excluded from hedge relationship	—	(0.1)	4.9	4.8
Balance, December 31, 2024	$(9.8)	$—	$—	$(9.8)

Consisting of:
Current portion of hedge asset	$—	$—	$—	$—
Non-current portion of hedge asset	—	—	—	—
Current portion of hedge liability	$(9.1)	$—	$—	$(9.1)
Non-current portion of hedge liability	(0.7)	—	—	(0.7)
	$(9.8)	$—	$—	$(9.8)
(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Years ended December 31,
	2024	2023
Consolidated balance sheets
Property, plant and equipment	$1.0	$(4.3)
Consolidated statements of earnings (loss)
Revenues	32.5	1.1
Cost of sales	(6.5)	(11.4)
General and administrative expenses	—	(0.2)
	26.0	(10.5)
Discontinued operations	—	(0.6)
	$27.0	$(15.4)
Revenues for the year ended December 31, 2024 include $2.2 million (December 31, 2023 - $1.1 million) of losses related to premiums previously paid and realized during the year.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	93

21.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the entity can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2023.
(a)The Company's fair values of financial assets and liabilities

	December 31, 2024
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$347.5	$347.5	$—	$—	$347.5
Short-term investments	1.0	1.0	—	—	1.0
Restricted cash	68.4	68.4	—	—	68.4
Marketable securities	10.3	10.3	—	—	10.3
Bond fund investments	1.0	1.0	—	—	1.0
Deferred consideration from the sale of Sadiola	17.1	—	—	17.1	17.1
Derivatives
Embedded derivative - prepayment options on Term Loan	26.7	—	26.7	—	26.7
	$472.0	$428.2	$26.7	$17.1	$472.0
Liabilities
Derivatives
Currency contracts	$(9.8)	$—	$(9.8)	$—	$(9.8)
Long-term debt - Notes[1]	(452.0)	(435.8)	—	—	(435.8)
Long-term debt - Term Loan[2]	(400.8)	—	(449.2)	—	(449.2)
Long-term debt - equipment loans	(2.1)	—	(2.3)	—	(2.3)
Long-term debt - Credit Facility	(220.0)	—	(220.0)	—	(220.0)
	$(1,084.7)	$(435.8)	$(681.3)	$—	$(1,117.1)
1.The carrying amount excludes unamortized deferred transaction costs of $3.6 million and the embedded derivative.
2.The carrying amount excludes unamortized deferred transaction costs of $3.7 million, the 3% original discount and the embedded derivative.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	94

	December 31, 2023
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$367.1	$367.1	$—	$—	$367.1
Restricted cash	90.5	90.5	—	—	90.5
Marketable securities and warrants	14.2	14.2	—	—	14.2
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	15.2	—	—	15.2	15.2
Derivatives
Currency contracts	1.6	—	1.6	—	1.6
Crude oil contracts[1]	5.7	—	5.7	—	5.7
Embedded derivative - prepayment options on Term Loan	5.1	—	5.1	—	5.1
	$501.4	$473.8	$12.4	$15.2	$501.4
Liabilities
Derivatives
Gold bullion contracts	$(9.2)	$—	$(9.2)	$—	$(9.2)
TARF	(1.4)	—	(1.4)	—	(1.4)
Extendible Forwards	(0.5)	—	(0.5)	—	(0.5)
Long-term debt - Notes[2]	(452.5)	(388.3)	—	—	(388.3)
Long-term debt - Term Loan[3]	(400.9)	—	(411.0)	—	(411.0)
Long-term debt - equipment loan[4]	(7.3)	—	(7.3)	—	(7.3)
	$(871.8)	$(388.3)	$(429.4)	$—	$(817.7)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred transaction costs of $4.5 million and the embedded derivative.
3.The carrying amount excludes unamortized deferred transaction costs of $8.2 million, the 3% original discount and the embedded derivative
4.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.
(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Deferred consideration from the sale of Sadiola
The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.
Derivatives - options and forwards
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Derivative - TARF
The TARF matured during the second quarter 2024. The fair value was $1.4 million on December 31, 2023. The TARF was accounted for at FVTPL.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	95

Derivative - Extendible forward arrangement
The extendable forward arrangement was completed in 2024. The fair value as at December 31, 2023 was a liability of $0.5 million and was accounted for at FVTPL. For the forward contracts, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes and Term Loan
The fair value of the embedded derivatives related to the Notes and the Term Loan as at December 31, 2024 was $nil and an asset of $26.7 million, respectively (December 31, 2023 - $nil and $5.1 million asset, respectively) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Unsecured High Yield Notes
The fair value of the Notes as at December 31, 2024 was $435.8 million (December 31, 2023 - $388.3 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.
Credit Facility
The fair value of the Credit Facility as at December 31, 2024 was $220.0 million (December 31, 2023 - $nil) which approximates its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.
Term Loan
The fair value of the Term Loan as at December 31, 2024 was $449.2 million (December 31, 2023 - $411.0 million). Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the Term Loan is therefore classified within Level 2 of the fair value hierarchy.
Equipment loans
The fair value of the equipment loans as at December 31, 2024 was $2.3 million (December 31, 2023 - $7.3 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company's credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.
Other financial assets and liabilities
The fair value of all other financial assets and liabilities of the Company approximate their carrying amounts.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	96

22.    Capital Management
IAMGOLD’s objectives when managing capital are to:
•Ensure the Company has sufficient financial capacity to support its operations, current mine development plans, construction projects, and long-term growth strategy;
•Ensure the Company complies with its long-term debt covenants; and
•Protect the Company’s value with respect to market and risk fluctuations.

	Notes	December 31, 2024	December 31, 2023
Cash and cash equivalents		$347.5	$367.1
Capital items:
Long-term debt - Notes[1]	18(b)	$450.0	$450.0
Long-term debt - Term Loan[2]	18(c)	400.0	400.0
Credit facility available for use	18(a)	418.5	387.0
Common shares		3,070.6	2,732.1
		$4,339.1	$3,969.1
1.The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $3.6 million as at December 31, 2024 (December 31, 2023 – $4.5 million) and the embedded derivative.
2.The carrying amount excludes unamortized deferred transaction costs of $3.7 million (December 31, 2023 - $8.2 million), the 3% original discount and the embedded derivative as at December 31, 2024.
The Company operates in a capital intensive industry that experiences lengthy development lead times as well as risks associated with capital costs and timing of project completion. Factors affecting these risks, which are beyond the Company’s control, include the availability of resources, the issuance of necessary permits, costs of various inputs and the volatility of the gold price.
The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold price, the mining industry, the capital requirements of the Company's operations and projects, economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt, sell all or a portion of one or more of its assets, purchase or sell gold bullion or enter into forward gold sale arrangements.
The Notes indenture contains a restriction on the use of proceeds from the sale of certain assets.
The credit facility agreement contains certain restrictions on the assumption of certain additional debt and the sale of certain assets.
23.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Years ended December 31,
Number of common shares (in millions)	Notes	2024	2023
Outstanding, beginning of the year		481.3	479.0
Equity issuance		85.2	—
Issuance of flow-through common shares		1.9	—
Issuance of shares for share-based compensation	25	3.0	2.3
Outstanding, end of the year		571.4	481.3
(a)Equity issuance
On May 21, 2024, the Company entered into a public equity offering of 72.0 million common shares at a price of $4.17 per common share for gross proceeds of $300.2 million. The issuance was completed on May 24, 2024. The Company received net proceeds of $287.5 million from the equity offering, after transaction costs of $12.7 million.
(b)Flow-through common shares
In February 2024, the Company issued 1.9 million flow-through common shares at CAD$4.20 per share for net proceeds of $5.9 million (CAD$8.0 million), which included a $1.2 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $4.7 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund exploration expenditures for the Company's exploration properties in Quebec, Canada. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	97

prescribed expenditures in accordance with the applicable tax legislation. As at December 31, 2024, the remaining unspent amount was $0.6 million.
For the year ended December 31, 2024, $1.1 million was recognized as amortization of the gains related to the issuances of flow-through common shares and was included in interest income and derivatives and other investment gains in the consolidated statements of earnings (note 31).
24.    Non-Controlling Interests
Financial information of subsidiaries that have material non-controlling interests are provided below:

	December 31, 2024	December 31, 2023
	Essakane	Essakane	Rosebel[1]	Boto[2]
Percentage of voting rights held by non-controlling interests	10%	10%	5%	10%
Accumulated non-controlling interest	$64.0	$54.2	$—	$—
Net earnings (loss) attributable to non-controlling interests	$27.7	$6.2	$0.7	$(0.2)
Dividends paid to non-controlling interests[3]	$18.0	$12.0	$—	$—
1.Amounts disclosed for 2023 are for the period until January 31, 2023. The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 6). The Rosebel mine met the criteria to be reclassified as held for sale and discontinued operations as at December 31, 2022.
2.Amounts disclosed for 2023 are for the period until April 25, 2023. The sale of the Boto Gold project was completed on April 25, 2023 (note 7). The Boto Gold project met the criteria to be classified as held for sale as at December 31, 2022.
3.For the year ended December 31, 2024, dividends paid to other non-controlling interests amounted to $nil  (December 31, 2023 – $1.7 million).
Selected summarized information relating to these subsidiaries are provided below, before any intercompany eliminations:

	December 31, 2024	December 31, 2023
	Essakane	Essakane	Rosebel[1]	Boto[2]
Current assets	$324.0	$330.3	$—	$—
Non-current assets	882.2	764.3	—	—
Current liabilities	(175.0)	(157.5)	—	—
Non-current liabilities	(234.1)	(237.4)	—	—
Net assets	$797.1	$699.7	$—	$—
	Year ended	Year ended
	December 31, 2024	December 31, 2023
Revenues	$1,084.3	$810.6	$47.2	$—
Net earnings (loss) and OCI	$277.5	$61.9	$14.4	$(1.9)

Net cash from (used in) operating activities	$444.6	$223.8	$15.4	$(3.5)
Net cash from (used in) investing activities	(196.9)	(137.0)	(8.2)	(3.2)
Net cash from (used in) financing activities	(185.2)	(145.8)	(2.0)	5.2
Net increase (decrease) in cash and cash equivalents	$62.5	$(59.0)	$5.2	$(1.5)
1.Amounts disclosed for 2023 are for the period until January 31, 2023. The sale of the Rosebel mine, which includes the Saramacca Project, was completed on January 31, 2023 (note 6). The Rosebel mine met the criteria to be reclassified as held for sale and discontinued operations as at December 31, 2022.
2.Amounts disclosed for 2023 are for the period until April 25, 2023. The sale of the Boto Gold project was completed on April 25, 2023 (note 7). The Boto Gold project met the criteria to be classified as held for sale as at December 31, 2022.
The Company’s ability to access or use the assets of Essakane to settle its liabilities is not significantly restricted by known current contractual or regulatory requirements, or from the protective rights of non-controlling interests. Dividends payable by Essakane must be approved by the Supervisory Boards, which includes representation from the non-controlling interest.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	98

25.    Share-Based Compensation

	Years ended December 31,
	2024	2023
Options	$0.8	$0.9
Share units	5.4	5.6
	$6.2	$6.5
(a)Options
(i)Share option plan
The Company has a comprehensive share option plan for its full-time employees and directors. The options vest over three or five years and expire no later than seven years from the grant date.
A maximum of 25,905,624 common shares have been reserved for issuance pursuant to the share option plan of which, as of December 31, 2024, 18,211,059 have been issued and 7,694,565 remain issuable. As of December 31, 2024, options to purchase 3,125,071 common shares were outstanding and options to purchase 4,569,494 common shares remained available for further grants under the plan.

	Year ended December 31, 2024		Year ended December 31, 2023
	Options (in millions)	Weighted average exercise price (CAD/share)[1]	Options (in millions)	Weighted average exercise price (CAD/share)
Outstanding, beginning of the year	5.2	$4.77	4.7	$4.86
Granted	0.8	3.67	1.0	3.70
Exercised[2]	(1.6)	5.36	(0.2)	3.26
Forfeited	(0.3)	3.93	(0.1)	3.94
Expired	(1.0)	5.24	(0.2)	3.26
Outstanding, end of the year	3.1	$4.13	5.2	$4.77
Exercisable, end of the year	1.4	$4.57	3.0	$5.38
1.Exercise prices are denominated in Canadian dollars. The USDCAD exchange rate at December 31, 2024 was $1.4404/CAD.
2.The weighted average share price on date of options exercised was CAD$6.56.
The following table summarizes information related to options outstanding at December 31, 2024:

Range of Prices CAD$/share	Number Outstanding (millions)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price (CAD$/share)
1.01 - 5.00	2.9	4.4	$3.94
5.01 - 10.00	0.2	0.2	$6.84
	3.1	4.1	$4.13
(ii)Fair value of options granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the year. The estimated fair value of the options is expensed over their expected life.

	Years ended December 31,
	2024	2023
Weighted average risk-free interest rate	3.7%	3.5%
Weighted average expected volatility[1]	58.3%	57.7%
Weighted average dividend yield	—%	—%
Weighted average expected life of options issued (years)	4.5	5.0
Weighted average grant-date fair value (CAD per share)	$1.73	$1.88
Weighted average share price at grant date (CAD per share)	$3.50	$3.63
Weighted average exercise price (CAD per share)	$3.67	$3.70
1.Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	99

(b)Other share-based compensation
(i)Share incentive plans
A maximum of 32,256,762 common shares have been reserved for issuance under the share purchase plan, the share bonus plan and the share unit plan of which, as of December 31, 2024, 12,434,328 have been issued and 19,822,434 remain issuable. As of December 31, 2024, 6,758,139 common shares were subject to outstanding restricted share units, performance share units and deferred share units grants and 13,064,295 common shares remained available for further grants under these plans.
A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the year is presented below.

	Years ended December 31,
(in millions)	2024	2023
Outstanding, beginning of the year	6.1	6.3
Granted	2.7	3.4
Issued	(1.4)	(2.1)
Forfeited and withheld for tax	(0.7)	(1.5)
Outstanding, end of the year	6.7	6.1
(ii)Summary of share units granted
Deferred share units
Directors can elect to receive the equity portion of their annual retainer in the form of deferred share units. Upon a director leaving the Board, the Company will issue that number of common shares equivalent to that number of deferred share units granted. As the deferred share units are equity settled, the cost to the Company is based on the grant date fair value.
The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2024	2023
Granted during the year (in millions)	0.2	0.5
Grant-date fair value (CAD per share)[1]	$5.71	$3.55
1.The grant-date fair value is equal to the share price on grant date.
Restricted share units
Executive officers and certain employees are granted restricted share units on an annual basis.
Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled.  There are no cash settlement alternatives and no vesting conditions other than service.
Restricted share units are granted to employees based on a fixed percentage which is reviewed on an annual basis by the Human Resources and Compensation Committee of the Board of Directors. The number of restricted share units granted is determined as part of the employees’ overall compensation.
The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2024	2023
Granted during the year (in millions)	1.8	2.1
Grant-date fair value (CAD per share)[1]	$3.69	$3.69
1.The grant-date fair value is equal to the share price on grant date.
Performance share units
Executive officers and certain employees are granted performance share units on an annual basis.
The performance share unit grants vest over thirty-six months and are equity settled. There are no cash settlement alternatives for these grants.
Performance share units are granted based on performance objectives and criteria determined on an annual basis based on guidelines established by the Human Resources and Compensation Committee of the Board of Directors. The number of performance share units granted is determined as part of the employees’ overall compensation.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	100

The estimated fair value of the awards is expensed over their vesting period.

	Years ended December 31,
	2024	2023
Granted during the year (in millions)	0.7	0.8
Grant-date fair value (CAD per share)[1]	$3.50	$3.65
1.The grant-date fair value was determined using a Monte Carlo model.
(c)Share purchase plan
The Company has a share purchase plan for employees with more than three months of continuous service. Participants determine their contribution as a whole percentage of their base salary from 1% to 10%. The Company matches 75% of the first 5% of employee contributions, to a maximum of 3.75% of the employee’s salary, towards the purchase of shares on the open market. No shares are issued from treasury under the share purchase plan. The Company’s contribution is expensed and is considered vested on December 31 of each calendar year.
26.    Cost of Sales

		Years ended December 31,
	Notes	2024	2023
Operating costs[1]		$715.1	$602.2
Royalties	36(b)	94.2	44.8
Depreciation expense[2]		273.8	216.0
		$1,083.1	$863.0
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
For the year ended December 31, 2024, the Company recognized $nil in cost of sales related to operating below normal capacity at Essakane (December 31, 2023 - $14.5 million).
27.    General and Administrative Expenses

		Years ended December 31,
	Notes	2024	2023
Salaries		$24.8	$28.4
Restructuring costs		5.4	2.7
Directors' fees and expenses		1.0	1.4
Professional and consulting fees		8.6	9.2
Other administration costs		2.9	2.3
Share-based compensation		5.0	5.6
(Gain) loss on cash flow hedges		—	(0.2)
Depreciation expense		1.2	1.4
		$48.9	$50.8

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	101

28.    Impairment Reversal (Charge)

	Years ended December 31,
	2024	2023
Fayolle
Mining properties	$(6.8)	$—
Westwood CGU
Mining properties, Plant and equipment and ROU assets	426.5	—
Asset retirement obligations	35.8	—
	$455.5	$—
The Company performs impairment testing for its property, plant and equipment when indicators of potential impairment or reversal of previously recognized impairment are identified.
During the second quarter 2024, the Company ceased mining activity at the Fayolle property and therefore does not expect to realize a future economic benefit from Fayolle. As a result the full mining properties balance was impaired to $nil.
During the third quarter 2024, the Company assessed that the increase in the long-term consensus price of gold to be an indicator of impairment reversal for the Westwood CGU. As a result, an assessment of the recoverable amount of the Westwood CGU was performed. It was determined that the recoverable amount exceeded the carrying amount plus the prior impairments recorded on the Westwood CGU and the Company recorded a $462.3 million reversal in the consolidated statements of earnings (loss).
The recoverable amount of the Westwood CGU was determined by calculating the fair value less cost of disposal (“FVLCD”). The FVLCD was determined by calculating the net present value of the estimated future cash flows using the Company's internal life of mine plan (level 3 of the fair value hierarchy). The significant estimates and assumptions used in determining the FVLCD were the life of mine production profile (including assumptions around conversion of resources into reserves), future operating and capital expenditures, gold prices, future foreign exchange rates and the discount rate.
The future cash flows used to calculate the FVLCD were discounted using a real discount rate of 5.5%, which reflects specific market risk factors and risks inherent to the Westwood CGU.
29.    Other (Income) Expenses

		Years ended December 31,
	Notes	2024	2023
Changes in asset retirement obligations at closed mines	14(a)	$(13.4)	$9.7
Write-down of assets		0.9	1.3
Forfeiture of carbon fines	14(b)	—	13.5
Settlement of carbon fines	14(b)	—	15.0
Other		3.3	7.8
		$(9.2)	$47.3
30.    Finance Costs

		Years ended December 31,
	Notes	2024	2023
Interest expense		$95.9	$79.0
Accretion expense - gold prepayment	19	15.9	10.8
Repurchase option fee	8	32.7	23.7
Credit Facility fees		6.2	4.1
Accretion expense - asset retirement obligations	14(a)	5.7	5.0
Other finance costs		12.9	11.9
		$169.3	$134.5
Borrowing costs attributable to qualifying assets		$(98.5)	$(113.5)
		$70.8	$21.0

Interest paid[1]		$91.6	$68.3
1.Interest paid relates to interest charges on the Company's 5.75% senior notes, Term Loan, Credit Facility, equipment loans and leases.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	102

31.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Years ended December 31,
	Notes	2024	2023
Interest income		$16.1	$27.8
Insurance recoveries		27.3	0.6
Gains (losses) on non-hedge derivatives and warrants		16.1	12.6
Amortization of gain related to flow-through common shares		1.1	—
9.7% of Côté Gold pre-Commercial Production gold received by SMM	8	18.4	—
9.7% of Côté Gold expenses funded by SMM		(6.6)	—
Gain on sale of Pitangui and Acurui Projects		—	15.5
Fair value of deferred consideration from the sale of Sadiola		1.8	(4.3)
Other gains (losses)		(3.3)	1.0
		$70.9	$53.2
During the third quarter 2024, the Company received proceeds of $27.3 million upon finalizing an insurance settlement agreement relating to the property and business interruption loss arising from the October 30, 2020 seismic event at the Westwood mine.
Gains (losses) on non-hedge derivatives and warrants include $21.6 million of unrealized gains that relate to fair value movements of the embedded derivative related to prepayment options for the Term Loan (note 18(c)).
32.    Expenses by Nature
The following employee benefits expenses are included in cost of sales, general and administrative expenses, exploration expenses and other expenses.

	Years ended December 31,
	2024	2023
Salaries, short-term incentives, and other benefits	$213.7	$177.8
Share-based compensation	5.7	4.8
Other	6.4	4.1
	$225.8	$186.7
33.    Earnings Per Share
(a)Basic earnings (loss) per share computation

	Years ended December 31,
	2024	2023
Numerator
Net earnings (loss) from continuing operations attributable to equity holders	$819.6	$88.7
Net earnings (loss) from discontinued operations attributable to equity holders	$—	$5.6
Net earnings (loss) attributable to equity holders	$819.6	$94.3
Denominator (in millions)
Weighted average number of common shares (basic)	539.8	480.6
Basic earnings (loss) from continuing operations per share attributable to equity holders	$1.52	$0.18
Basic earnings (loss) from discontinued operations per share attributable to equity holders	$—	$0.01
Basic earnings (loss) per share attributable to equity holders	$1.52	$0.19

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	103

(b)Diluted earnings (loss) per share computation

	Years ended December 31,
	2024	2023
Denominator (in millions)
Weighted average number of common shares (basic)	539.8	480.6
Dilutive effect of options	0.7	—
Dilutive effect of share units	5.4	4.0
Weighted average number of common shares (diluted)	545.9	484.6
Diluted earnings (loss) from continuing operations per share attributable to equity holders	$1.50	$0.18
Diluted earnings (loss) from discontinued operations per share attributable to equity holders	$—	$0.01
Diluted earnings (loss) per share attributable to equity holders	$1.50	$0.19
Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Years ended December 31,
(in millions)	2024	2023
Options	0.2	5.2
34.    Cash Flow Items
(a)Adjustments for other non-cash items within operating activities

		Years ended December 31,
	Notes	2024	2023
Share-based compensation		$5.7	$6.2
9.7% of Côté Gold pre-Commercial Production gold received by SMM	31	(18.4)	—
9.7% of Côté Gold expenses funded by SMM	31	6.6	—
Write-down (reversal) of inventories		3.6	5.9
Changes in estimates of asset retirement obligations at closed sites	29	(13.4)	9.7
Derivative (gain) loss		(20.4)	(22.9)
Interest income	31	(16.1)	(27.8)
Gain on sale of Pitangui and Acurui Projects	31	—	(15.5)
Effects of exchange rate fluctuation on cash and cash equivalents		7.0	(1.3)
Effects of exchange rate fluctuation on restricted cash		4.1	(2.8)
Insurance recoveries	31	(27.3)	(0.6)
Other		(12.0)	6.6
		$(80.6)	$(42.5)
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Years ended December 31,
	2024	2023
Receivables and other current assets	$(45.6)	$18.0
Inventories and non-current ore stockpiles	(51.4)	(76.6)
Accounts payable and accrued liabilities	(17.4)	43.7
	$(114.4)	$(14.9)

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	104

(c) Other investing activities

		Years ended December 31,
	Notes	2024	2023
Interest received		$18.1	$26.3
Fayolle royalty payment		—	(1.1)
(Increase) decrease in restricted cash		(6.2)	(31.0)
Capital expenditures for exploration and evaluation assets		(1.0)	—
Disposal of marketable securities		8.2	(0.4)
Other		(0.6)	0.9
		$18.5	$(5.3)
(d) Other financing activities

		Years ended December 31,
	Notes	2024	2023
Interest paid	30	$(13.8)	$—
Dividends paid to non-controlling interests		(18.0)	(13.7)
Proceeds from issuance of flow-through common shares	23(b)	5.9	—
Repayment of equipment loans	18(d)	(5.1)	(9.2)
Payment of lease obligations	15	(20.6)	(6.0)
Common shares issued for cash on exercise of stock options		6.1	0.4
Other		(13.5)	(18.9)
		$(59.0)	$(47.4)
(e) Reconciliation of long-term debt arising from financing activities

	Equipment loans	5.75% senior notes	Credit facility	Term Loan	Total
Balance, January 1, 2023	$16.1	$447.6	$455.0	$—	$918.7
Cash changes:
Proceeds	—	—	—	400.0	400.0
Deferred transaction costs	—	—	—	(23.0)	(23.0)
Repayments	(9.2)	—	(455.0)	—	(464.2)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.9	—	2.8	3.8
Foreign currency translation	0.2	—	—	—	0.2
Change in fair value of embedded derivative	—	—	—	(4.1)	(4.1)
Other	—	(0.5)	—	(0.1)	(0.6)
Balance, December 31, 2023	$7.2	$448.0	$—	$375.6	$830.8
Cash changes:
Draws	—	—	280.0	—	280.0
Repayments	(5.1)	—	(60.0)	—	(65.1)
Non-cash changes:
Amortization of deferred financing charges	—	0.9	—	4.4	5.3
Change in fair value of embedded derivative	—	—	—	(21.6)	(21.6)
Other	—	(0.5)	—	—	(0.5)
Balance, December 31, 2024	$2.1	$448.4	$220.0	$358.4	$1,028.9

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	105

35.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Côté Gold mine1 - Ontario, Canada;
•Essakane mine - Burkina Faso; and
•Westwood complex - Quebec, Canada.
The Company’s non-gold mine segments are divided as follows:
•Exploration and evaluation and development; and
•Corporate - includes royalty interests.

	December 31, 2024			December 31, 2023
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Côté Gold	$2,887.0	$3,016.0	$227.3	$2,521.5	$2,638.0	$243.2
Essakane	882.2	1,206.2	281.9	764.4	1,100.4	274.2
Westwood complex	788.0	822.2	199.7	357.9	389.5	249.7
Total gold mines	4,557.2	5,044.4	708.9	3,643.8	4,127.9	767.1
Exploration and evaluation and development	74.4	77.7	9.3	37.7	47.4	1.3
Corporate	74.5	252.3	1,255.5	102.7	328.0	1,499.8
Assets held for sale[1]	—	—	—	—	34.6	5.6
Total	$4,706.1	$5,374.4	$1,973.7	$3,784.2	$4,537.9	$2,273.8
1.Includes assets and liabilities held for sale relating to the remaining Bambouk assets (note 7).
Year ended December 31, 2024

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold[5]	$284.3	$115.0	$56.7	$—	$6.5	$—	$0.5	$105.6	$268.8
Essakane	1,083.2	536.8	162.3	—	—	—	(0.3)	384.4	185.5
Westwood complex	323.0	157.5	53.7	—	—	(455.5)	(11.6)	578.9	66.1
Total gold mines	1,690.5	809.3	272.7	—	6.5	(455.5)	(11.4)	1,068.9	520.4
Exploration and evaluation and development	—	—	—	—	15.2	—	0.7	(15.9)	—
Corporate[6]	(57.5)	—	1.1	48.9	—	—	1.5	(109.0)	1.6
Total	$1,633.0	$809.3	$273.8	$48.9	$21.7	$(455.5)	$(9.2)	$944.0	$522.0
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
5.Up to the achievement of Commercial Production, revenue and expenses include 60.3% of the Côté Gold UJV balances. 9.7% of the revenue and expenses from the Côté Gold UJV, $18.4 million and $6.6 million respectively, are included in interest income, derivatives and other investment gains (losses) as this was funded by SMM (note 8). Subsequent to November 30, 2024, revenue and expenses include 70% of the Côté Gold UJV balances.
6.Includes impact on revenues of delivering ounces into gold sale prepayment arrangements (note 19) and earnings from royalty interests.

______________________________
1.The Côté Gold mine segment includes the financial information of the Côté UJV as well as other financial information for the Côté Gold mine outside of the Côté UJV.

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	106

Year ended December 31, 2023

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold	$—	$—	$—	$0.4	$4.2	$—	$1.0	$(5.6)	$731.6
Essakane	809.6	502.4	183.6	—	—	—	31.6	92.0	136.6
Westwood complex	176.6	144.6	31.3	—	—	—	10.4	(9.7)	65.6
Total operating gold mines	986.2	647.0	214.9	0.4	4.2	—	43.0	76.7	933.8
Exploration and evaluation and development	—	—	—	—	22.1	—	0.2	(22.3)	—
Corporate[5]	0.9	—	1.1	50.4	—	—	4.1	(54.7)	0.4
Total continuing operations	$987.1	$647.0	$216.0	$50.8	$26.3	$—	$47.3	$(0.3)	$934.2
Discontinued operations[6]	47.2	23.8	—	—	0.1	—	1.3	22.0	10.8
Total	$1,034.3	$670.8	$216.0	$50.8	$26.4	$—	$48.6	$21.7	$945.0
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 6).
36.    Commitments

	December 31, 2024	December 31, 2023
Purchase obligations	$155.0	$209.9
Capital expenditure obligations	117.2	158.8
Lease obligations	142.8	130.4
	$415.0	$499.1
(a)    Commitments – payments due by period

As at December 31, 2024	Total	1 yr1	2-3 yrs[2]	4-5 yrs[3]	>5 yrs[4]
Purchase obligations	$155.0	$141.6	$6.9	$2.0	$4.5
Capital expenditure obligations	117.2	102.3	14.9	—	—
Lease obligations	142.8	39.8	70.1	23.4	9.5
	$415.0	$283.7	$91.9	$25.4	$14.0
1.Due over the period from January 1, 2025 to December 31, 2025.
2.Due over the period from January 1, 2026 to December 31, 2027.
3.Due over the period from January 1, 2028 to December 31, 2029.
4.Due from January 1, 2030 and beyond.
(b)Royalties included in Cost of sales
Production from certain mining operations is subject to third party royalties (included in cost of sales) based on various methods of calculation summarized as follows:

	December 31, 2024	December 31, 2023
Côté Gold	$19.4	$—
Essakane	74.5	44.6
Westwood	0.3	0.2
	$94.2	$44.8

IAMGOLD CORPORATION 2024 Consolidated Financial Statements – December 31, 2024	107

37.    Related Party Transactions
(a)Receivables from related parties
The Company had no receivables from related parties during the year ended December 31, 2024.
(b)Compensation of key management personnel
Compensation breakdown for key management personnel, comprising of the Company’s directors and executive officers, is as follows:

	Years ended December 31,
	2024	2023
Salaries and other benefits	$5.5	$7.2
Retirement benefits	0.7	2.1
Share-based payments	3.2	4.2
	$9.4	$13.5

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